
07048215



ANNUAL REPORT 2006







Moody's Corporation



MOODY'S GLOBAL COVERAGE







Argentina Australia Brazil Bulgaria Canada Ch
Singapore South Africa Spain Taiwan United K
Hong Kong India Indonesia Israel Italy Japan
South Africa Spain Taiwan United Kingdom Un



e China Cyprus Czech Republic Dubai Egypt France Germany Hong Kong India Indonesia Israel Italy Japan Korea Mexico Rus
gdom United States Argentina Australia Brazil Bulgaria Canada Chile China Cyprus Czech Republic Dubai Egypt France Germa
Korea Mexico Russia Singapore South Africa Spain Taiwan United Kingdom United States Argentina Australia Brazil Bulgaria Canad
d States Argentina Australia Brazil Bulgaria Canada Chile China Cyprus Czech Republic Dubai Egypt France Germany Hong Kong



Moody's Corporation Headquarters

Offices and Affiliates

Moody's ratings, research, *data, and analytic tools* serve markets in over 100 countries around the world.

FINANCIAL HIGHLIGHTS

Amounts in millions except per share data	2006	2005	2004	2003	2002
OPERATIONS					
Revenue	**$2,037.1**	$1,731.6	$1,438.3	$1,246.6	$1,023.3
Operating Income[1]	**$1,259.5**	$ 939.6	$ 786.4	$ 663.1	$ 538.1
Net Income[2]	**$ 753.9**	$ 560.8	$ 425.1	$ 363.9	$ 288.9
Diluted EPS[2][3]	**$ 2.58**	$ 1.84	$ 1.40	$ 1.19	$ 0.92
BALANCE SHEET					
Total Assets	**$1,497.7**	$1,457.2	$1,389.3	$ 959.9	$ 633.7
Long-Term Debt[4]	**$ 300.0**	$ 300.0	$ –	$ 300.0	$ 300.0
EQUITY TRANSACTIONS					
Cost of Share Repurchases[5]	**$1,093.6**	$ 691.7	$ 221.3	$ 171.7	$ 369.9
Dividends Paid	**$ 79.5**	$ 60.3	$ 44.7	$ 26.8	$ 27.8

Moody's financial highlights should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto contained elsewhere in this Annual Report.

(1) Includes a gain of $160.6 million relating to the sale of Moody's corporate headquarters building in 2006.

(2) Net income and diluted EPS include a $94.1 million after-tax gain related to the sale of Moody's corporate headquarters building in 2006 and a $7.9 million after-tax gain related to an insurance recovery in 2003.

(3) All prior period earnings per share information has been restated to reflect the May 2005 two-for-one stock split.

(4) At December 31, 2004, the notes payable scheduled to mature in September 2005 were classified as a current liability.

(5) The cost of share repurchases does not reflect net proceeds from employee stock plans or related tax benefits.


REVENUE
($ Millions)
$2,500
2,000
1,500
1,000
500
0
'02
'03
'04
'05
'06
OPERATING INCOME(1)
($ Millions)
$1,500
1,200
900
600
300
0
'02
'03
'04
'05
'06
DILUTED EPS(2)
(in Dollars)
$3.00
2.50
2.00
1.50
1.00
0.50
0
'02
'03
'04
'05
'06

(1) Includes a gain of $160.6 million relating to the sale of Moody's corporate headquarters building in 2006.

(2) Diluted EPS includes a $94.1 million after-tax gain related to the sale of Moody's corporate headquarters building in 2006 and a $7.9 million after-tax gain related to an insurance recovery in 2003. All prior period earnings per share information has been restated to reflect the May 2005 two-for-one stock split.

:: 2006 AT A GLANCE ::

CONSISTENT HISTORY OF GROWTH


10,000
1,000
100
10
Log Shows Growth Rates ($MM Log Scale)
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

Revenue

Operating Income

Revenue and operating income for 1998 and prior years exclude Financial Information Services (FIS), which was divested in 1998. Operating income for 2006 includes a gain of $160.6 million relating to the sale of Moody's corporate headquarters building.

Revenue by Region

2006 Total Revenue $2,037.1 Million


11%
26%
63%

Compound Annual Growth Rate 2002–2006


17%
23%
20%

United States | Europe | Other International

Revenue by Product

2006 Total Revenue $2,037.1 Million


13%
4%
13%
19%
44%

Compound Annual Growth Rate 2002–2006


23%
16%
15%
1%
29%
10%

Structured Finance | Corporate Finance | Financial Institutions & Sovereign Risk
Public Finance | Research | MKMV*

*The 2002–2006 revenue CAGR for MKMV is on a pro forma basis, assuming that KMV had been owned by Moody's as of 1/1/2002. Pro forma MKMV revenue for 2002 was $97 million



Dear Shareholders and Other Readers:

I am pleased to report to you that in 2006 Moody's achieved another year of strong financial performance while also making substantial progress on operating initiatives to sustain our long-term growth. Our principal financial achievement was surpassing $2 billion in revenue for the first time, just four years after reaching the $1 billion mark. This achievement corresponded with 18% percent growth in revenue, and was made possible by good growth in securities issuance in a number of sectors and excellent work by Moody's employees worldwide.

THE YEAR IN REVIEW

Moody's results exceeded our long-term targets of 12½% average annual growth in operating income and 15% average annual growth in diluted earnings per share, underscoring both the diversity of the global fixed-income markets and our ability to capitalize on a range of opportunities. In the U.S., the continuation of low long-term interest rates and a growing economy encouraged corporate borrowers to pursue business spending and investment, including aggressive merger and acquisition activity and borrowing to repurchase equity. Household borrowing and consumer asset origination volumes remained strong despite a slowdown in the housing market. Internationally, the European economy was stronger in 2006, after a number of years of sluggish performance, while Asia continued to lead global GDP growth and presented intriguing new market opportunities.

Our revenue growth in 2006 was broad-based, with almost all business lines and geographic segments achieving increases, and most of those contributing at double-digit rates. Ratings revenue growth at Moody's Investors Service was led by global structured finance at 24% and corporate finance at 23%. Corporate ratings benefited from strong investment-grade and high-yield debt issuance to finance stock buybacks and acquisitions,

ETHICS, AN ATTITUDE OF SERVICE, INVESTMENT AND INNOVATION FORM THE FOUNDATION FOR MOODY'S CONTINUED GROWTH.

Raymond W. McDaniel, Jr.—Chairman and CEO

with particularly strong growth in high-yield corporate loan ratings. In structured finance, very strong performance in global credit derivatives and commercial mortgage-backed securities ratings led the list of revenue drivers, while the U.S. residential mortgage and home equity securitization ratings unit unexpectedly achieved results on par with 2005 despite the housing market slowdown in the second half of the year. This strong performance was in large part due to the prevalence of new mortgage products, the persistence of low long-term interest rates and an increase in the percentage of mortgages being securitized. As in 2004 and 2005, U.S. structured finance was the largest dollar contributor to Moody's revenue growth.

Geographically, revenue from our ratings business outside the U.S. rose 19% over 2005. International ratings growth included a one percentage point contribution from favorable foreign currency exchange rates (dollar depreciation), up from 70 basis points attributable to exchange rates in 2005. Europe (including the Middle East and Africa) led international ratings revenue growth in incremental dollar contribution at $77 million, and both Europe and Asia rose at double-digit rates, with important expansion in new Asian ratings mandates overcoming mixed issuance conditions in the region.

Moody's research business continued its strong performance. Global research revenue increased 20%, with growth driven by new customers and by the sale of additional research to existing subscribers. New products aimed at meeting customer needs for data and credit analysis tools continued to be important sources of new revenue.

Revenue growth of 9% at Moody's KMV, our quantitative credit risk analytics business, was similar to that achieved in 2005. Growth in net sales of risk measurement products was supplemented by superior results in areas such as software and professional services. Additionally,

Moody's KMV increased profitability at a faster rate than revenue growth. Our objective for this business in 2007 is a return to double-digit percent revenue growth, while continuing to increase profits faster than revenue.

Other financial highlights include:

- Operating income of $1.26 billion, up 34% from $940 million in 2005.[1]
- Net income of $754 million, also up 34% from $561 million in 2005.[2]
- Diluted earnings per share of $2.58, an increase of 40% from $1.84 in 2005.[3]

MAINTAINING OUR MOMENTUM

The two questions that I am asked most frequently by shareholders are: "How sustainable is Moody's track record of top- and bottom-line growth?" and "What is management doing to assure that Moody's prospects for growth will be as strong tomorrow as they were yesterday?"

In my letter to shareholders last year, I addressed these questions from the standpoint of the long-term outlook for global fixed-income markets, and then described the conditions necessary for Moody's to remain relevant in those markets. It is not venturesome to be bullish about the long-term outlook for fixed-income debt issuance, even as cyclical conditions wax and wane. Interest rates will fluctuate—as will business and consumer confidence, general credit conditions and levels of investment capital. However, globalization and disintermediation, new developments in financial technology, and global economic expansion are each powerful and interconnected underlying forces of growth. To serve markets and harness the "energy" of these forces for shareholders, Moody's must position itself where the energy is being released: in new international markets, in the securitization of new asset classes in structured finance, in high-yield and distressed debt, and among new customer groups such as hedge funds and other alternative investment vehicles. We must establish these positions armed with the proper tools to satisfy demands for benchmark standards in credit, "must have" data and analysis, and timely and superior insight.

We see the prospects for lasting growth in fixed-income markets as compelling, and we see Moody's as well positioned to capitalize on this growth. Consequently, I do not believe that Moody's needs to diversify its business for diversification's sake, but rather to focus attention where business adjacencies can reinforce and extend the preeminent position Moody's holds in providing credit ratings, research and analytical services. Moody's principal business priorities are identifying the right places to be, being in those places with the most talented credit professionals and with superior tools, and then providing exceptional service to our customers.

STRATEGIC INITIATIVES REPORT CARD

We made good progress in 2006 against our strategic initiatives. To answer more specifically the question of how Moody's is meeting these business challenges, below is a "report card" on our key investment and development initiatives:

- **Expanding our geographic presence in key markets.** Our successful completion of a joint venture with China Cheng Xin International Credit Rating Company (CCXI), China's largest domestic credit rating agency, was an important and timely investment that positioned Moody's as the only international rating agency with a licensed affiliate in China. The establishment of Moody's Central Europe following our acquisition of the CRA Rating Agency in January 2006 was another step forward in our geographic expansion strategy.

(1) Includes a gain of $160.6 million relating to the sale of Moody's corporate headquarters building in 2006.
(2) Includes an after-tax gain of $94.1 million relating to the sale of the Moody's corporate headquarters building in 2006.
(3) Earnings per share for 2006 included $0.17 of after-tax expense related to stock-based compensation, a $0.01 net reduction in tax reserves related to legacy tax exposures and $0.32 related to the gain on the sale of Moody's corporate headquarters building. Earnings per share for 2005 included $0.10 of after-tax expense related to stock-based compensation, a $0.03 net reduction in tax reserves related to legacy tax exposures assumed by Moody's in connection with its separation from The Dun & Bradstreet Corporation in 2000, and a $0.02 charge for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005.

We are optimistic about the potential to provide credit ratings and research services in Central and Eastern Europe as domestic economic development and regional integration with Western European markets continues. Other investments in Israel, Bulgaria, Dubai and, in early 2007, Indonesia rounded out our international expansion efforts. New rating mandate acquisition was strong in 2006, with over 750 new applications from corporations, governments and financial institutions, reflecting in part the efforts of our global business development organization. Of the 750 new rating mandates, 280 were from issuers in the emerging markets.

- **Expanding data and analytical tools.** Credit market participants want greater transparency and insight into Moody's credit processes, and they want access to the same analytical tools used by Moody's analysts. New products such as *Moody's Financial Metrics for Corporates*—a platform for delivering financial data on rated companies, along with automated analytical, reporting and financial modeling capabilities—and our *Market Implied Ratings* service—which offers comparisons between and analysis of Moody's ratings relative to alternative market measures of credit—enable customers to obtain greater insight into our credit processes and to manage credit risk better. Moody's KMV continues to introduce new products tailored to local market needs as it expands internationally; for example, with credit support and analysis tools for the European and Chinese markets. Moreover, the recent introduction by Moody's KMV of a new portfolio-level risk analysis and monitoring product, *RiskFrontier*™, is expected to assist global banks in meeting international regulatory requirements under Basel II.
- **Extending the Moody's brand and services to more customer segments.** We are very pleased with the successful integration of Economy.com, acquired in November 2005, and the December 2006 acquisition of Wall Street Analytics, a modeling and software development company specializing in services for the structured finance marketplace. Wall Street Analytics is being integrated into a broader new product and service platform, Moody's Global Structured Finance New Products Group. Through this platform, Moody's Structured Finance Group intends to offer best-in-class products to help investors better understand and manage rapidly growing portfolios of securitized instruments worldwide. Together with our investments in international expansion, acquisitions such as Economy.com and Wall Street Analytics demonstrate important adjacencies that provide new and more diverse customer groups with access to Moody's expert opinions and analysis.
- **Communicating openly with global policymakers and regulatory authorities about the role and function of credit ratings in the capital markets.** In September, President Bush signed into law the Credit Rating Agency Reform Act. The Reform Act addresses the interests and concerns of market participants in preserving standards of quality and independence in credit ratings, while facilitating additional oversight by the Securities and Exchange Commission. Overall, we view passage of the Reform Act as a positive development. We anticipate that it will help preserve the proper functioning of our industry, while increasing the market's confidence in the industry's integrity, independence and competence.

ETHICS, ATTITUDE, INVESTMENT AND INNOVATION

Last year I wrote that preserving and reinforcing the trust that stakeholders—debt issuers, the investment community, employees, governmental authorities and shareholders—have in Moody's is the foundation for our long-term success.

Expertise, Consistency, Fairness, and Objectivity Are Traits Comprehensively Embodied By Moody's Employees.

Moody's is a "standards" business: public and private sector organizations worldwide rely on the accuracy, stability, consistency and independence of our opinions and services for the contribution they make to fair and efficient financial markets. For Moody's to continue to meet or exceed these expectations requires that we embrace the demand for trust from several perspectives:

Ethics and Attitude. Moody's must demonstrate expertise in developing its credit opinions, and must apply those opinions consistently, fairly and objectively. These attributes are points on the compass of ethics for this business and traits, I am proud to observe, that are comprehensively embodied by Moody's employees. Although essential, however, these traits are insufficient to differentiate Moody's from alternative "standards" businesses over the long term. Fairness and objectivity are necessary aspirations for any serious competitor. Alternative credit opinions, though difficult to develop to the scale and degree of expertise offered by Moody's, may nonetheless be "good enough" for some market participants. As a result, long-term success must be built not only on a foundation of ethics, but also on an *attitude of service*: behaviors that constantly adjust and align Moody's independent, expert insights with changing market needs and expectations. Ultimately, the most successful credit opinion provider will be the firm that most respects and effectively integrates competing stakeholder demands. Culturally and attitudinally, some will not find independence and "customer focus" to be an intuitive pairing. The nature of an independent expert is to communicate information that will be influential and that, from time to time, recipients will not welcome. To do so with the highest degree of professionalism and with attention to and respect for the perspectives of stakeholders being served is, however, both intuitive and good business. Customer service is, and will continue to be, a priority for Moody's employees.

Investment and Innovation. For Moody's to contribute to the fairness and efficiency of credit markets and to continue to justify the trust and reliance that we have earned, a strong culture must be matched with tangible, intelligent investment for the future. In an organization that has been as successful as Moody's, some observers may be tempted to assume that what has worked before will work in the future, and that ongoing investment is therefore not a priority. That would be a mistake. Our markets and customers are changing rapidly. For example, only four years ago our role in emerging markets was modest and our revenue from those markets was one-fifth of what it is today; our credit derivatives ratings business was only one-third its current size; the role of hedge funds in fixed-income investing was insignificant; the ratings industry was largely unregulated; and Moody's was a company with revenue of $1 billion and a market capitalization of $6 billion rather than $2 billion and $19 billion, respectively, at year-end 2006.

The pace and scope of change will not abate. The march of disintermediation and opening of international markets continues; new financial technologies demand constant innovation in credit risk analysis; credit risk is itself becoming an increasingly important asset class for investors and traders; demands for portfolio-level credit analysis and monitoring are increasing, as are demands for comparative measures and insights into credit risk.

Finally, the continuing adoption of credit rating guidelines by both public and private sector oversight bodies is extending the influence and responsibility of Moody's and other firms that deliver these services.

As a company that has doubled in size in four years, Moody's faces the challenge of building a supportive and compliant infrastructure to keep pace with revenue growth while continuing to deliver strong profits for our shareholders. In the second half of this decade, we are making material investments in the rating agency, as well as in tactical acquisitions and investments alongside the rating agency. Our investment objectives are to support growth and innovation, maintain the high quality of our ratings performance, offer transparent methodologies and rating rationales, comply with regulation, improve our customer-facing technology, enhance supporting systems and develop greater skill in delivering internally generated data to customers. Much has been accomplished already, but much remains to be done. Some of our current investments include:

- Building out our ratings compliance and regulatory reporting functions;
- Investing in credit policy administration and research;
- Establishing chief credit officer functions for all rating groups worldwide;
- Publishing transparent rating methodologies for all major industries and asset classes;
- Revamping our website to better serve customers in the credit markets;
- Strengthening our information technology "backbone" systems;
- Establishing a professionalized "middle office" function so that Moody's analytical staff can allocate less time to administrative tasks and more to analyzing credits and communicating their analysis to the marketplace; and
- Building our information technology architecture and management to support the sale and delivery of our in-house data capabilities to investors.

These investments are significant by historical measures and are laying the foundation for our continued growth.

OUR COMMITMENTS TO CUSTOMERS, SHAREHOLDERS AND OTHER STAKEHOLDERS

I firmly believe that Moody's business stands on the "right side of history" in terms of the alignment of our role and function with advancements in global capital markets. The markets we serve should continue to grow and the demand for independent expertise in assessing credit and fostering consistent, comparative standards for credit should also grow accordingly.

In this paradigm, Moody's goal is to remain the leading authority on credit risk in the global capital markets. To do so, we must continue to differentiate ourselves according to the attributes and behaviors that are important to our stakeholders. For users of ratings, this means not only publishing independent, high-quality credit opinions and analytics, but also framing our opinions with clear methodologies and tools, and offering insightful communications that are responsive to the specific concerns of customers when they need us.

If Moody's satisfies customers to a best-in-class standard according to these criteria, then we will also satisfy prospective public policy and regulatory expectations and, most importantly, the expectations of our owners.



RAYMOND W. MCDANIEL, JR.
Chairman and Chief Executive Officer



MOODY'S IS AN ESSENTIAL COMPONENT OF GLOBAL CAPITAL MARKETS.

We provide opinions, research and analysis about the creditworthiness of bonds and other debt obligations issued by companies, financial institutions, governments and other borrowers worldwide. The commitment and expertise that Moody's brings to credit analysis contributes to stable, transparent and integrated financial markets. What we strive to accomplish is straightforward: to protect the integrity of credit.

Moody's has benefited and should continue to benefit from favorable long-term capital market trends, including globalization and integration of financial markets, disintermediation of traditional credit processes and increased adoption of financial technology, primarily through asset securitization. These trends are not only propagating new credit markets, but also new classes of securities and new customer groups in both emerging and established markets. The result is increasing demand for accurate, comparable credit opinions, as well as for the tools, data, analysis and insight to understand fully the building blocks of those opinions. Through the expertise and efforts of Moody's employees, the company is well positioned to meet these ever-increasing demands, while ensuring long-term growth for shareholders.

In this Annual Report to Shareholders, we discuss our growth strategy and illustrate, with practical examples and in their own words, how Moody's employees are serving markets and contributing to business growth by pursuing important opportunities around the world. Many companies assert that their employees are critical to their success. At Moody's, we know from our customers how true this is. Our employees understand credit risk. We are widely acknowledged by market participants as having a passion for getting to the truth, being committed to clear and transparent standards, illuminating what matters through our research and commentary, and ultimately helping facilitate the availability of credit worldwide.

GROWTH IN GLOBAL ISSUANCE OF RATED DEBT


$9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Global Issuance ($ Billions)
'02
'03
'04
'05
'06
Total (CAGR=23%)
Corporates, Public Finance, Financial Institutions, and Sovereigns (CAGR=21%)
Structured Finance (CAGR=27%)



Min Ye—CEO of CCXI and Team Managing Director, Moody's Asian Structured Finance

China Cheng Xin International (CCXI) Investment

Min serves as Chief Executive Officer for Moody's recent joint venture with CCXI in Beijing. He is also Moody's Representative Director for China and has been with the firm since 1994.

"This is an exciting time for the capital markets in China. We are witnessing for the first time the formation of a debt securities market alongside the existing bank credit market. Together, these events are spurring demand for ratings and analytical tools, and creating opportunities for Moody's and CCXI.

"Our investment in CCXI is a testament to our commitment to China, which dates back to before 2001, when we established our Beijing office and began actively assisting in the development of China's capital markets. Since then, we have sponsored educational seminars on credit analysis and ratings, provided analysis on credit risk and supported CCXI in the rating of China's first domestic residential mortgage-backed securities transaction. Now, through our partnership with CCXI we have an opportunity to build both businesses in China through joint development of local and cross-border ratings and by providing CCXI with management expertise, technical support on rating methodologies and analyst training. With China's booming economy and consequent demands for greater capital formation, we see strong growth potential."



Adel Satel—Team Managing Director, Europe, Middle East & Africa (EMEA) Banking

Islamic Finance

Adel co-heads Moody's bank ratings teams in EMEA. Previously, Adel was General Manager of Moody's Cyprus, in charge of the bank ratings team for the Middle East and North Africa, after having spent eight years as a bank and sovereign analyst in Cyprus and New York.

"Moody's rating coverage of Gulf banks increased by 15% and our revenues grew by over 75% in 2006, reflecting the strength of Moody's commitment in the region and the importance of ratings in the Gulf. During 2006, our Cyprus-based team rated three times more debt issued by Gulf banks than in 2005. Islamic financing continues to be a key strategic initiative for us in the region as it is likely to be an important source of future growth. In 2006, we updated our methodology for rating Islamic Financial Institutions (IFI) and completed the first Moody's rating of a Shari'ah-compliant instrument. Given our solid progress thus far, we are optimistic about the prospects for rating Islamic instruments in 2007 and beyond."

We conclude with a summary of our financial strategy and regulatory efforts. Together, these initiatives and efforts constitute the actions necessary to meet the expectations of all Moody's stakeholders. We anticipate that current and prospective investors in Moody's will use our performance against these expectations to judge Moody's continued prospects for long-term growth.

STRATEGIES FOR GROWTH

Moody's is pursuing an integrated growth strategy that includes: expanding internationally, developing new products, entering market adjacencies and enhancing our communications with market participants.

International Expansion

Moody's was founded in the U.S. by John Moody in 1900. Since opening in Japan in 1985, Moody's international presence has extended to a network of 28 countries around the world. As shown on the map in this Annual Report, Moody's now has offices and/or affiliations in the world's major financial centers and in numerous developing markets.

Emerging markets will continue to play an increasingly important role in Moody's growth. In 2006, such markets represented only about 5% of Moody's Investors Service revenue, but accounted for some 25% of the world's gross domestic product. These statistics highlight the growth opportunity for Moody's as domestic capital markets around the world continue to mature and as important debt issuers in these markets pursue access to global investment capital.

In January 2006, Moody's acquired CRA Rating Agency, the Czech Republic's sole domestic credit rating agency. Operating as "Moody's Central Europe," our Prague-based unit provides domestic market ratings for issuers in the Czech Republic, Slovakia and Hungary. Last year, Moody's also entered into a strategic cooperation agreement with National Credit Rating Agency, a rating agency that provides credit rating and research services in Bulgaria. These efforts augment Moody's existing presence in Russia by strengthening our ability to serve Central and Eastern Europe's growing domestic and cross-border financial markets, and position us well for future evolution of debt finance in the region.



Celina Vansetti-Hutchins—Senior Vice President, Latin American Banking *Jerry Chien—Team Managing Director, Asia-Pacific Financial Institutions*

Jerry is based in Hong Kong and manages Moody's Financial Institutions Group for Asia-Pacific (excluding Japan). The Group covers Australia, Cambodia, China, Hong Kong, Indonesia, Korea, Malaysia, Mongolia, New Zealand, the Philippines, Singapore, Taiwan, Thailand and Vietnam.

Celina was named Team Leader for Moody's Latin American Bank Ratings, part of the Financial Institutions Group, in 2004. With Moody's for nearly a decade, she has been involved with Latin American banks for more than 25 years.

Jerry

"Moody's long-established credibility, history and scope of research and rating coverage are among the top reasons financial institutions turn to us in the Asia-Pacific region. Maintaining a significant regional presence with local teams that understand the culture is an important part of how we serve customers and the marketplace.

"My team serves banks, insurance companies and other non-bank financial institutions that seek our ratings not only for debt issuance and capital management, but to demonstrate their credit standing and financial strength. As the established and emerging markets in Asia continue to grow, we plan to capitalize on our customer service and business initiatives to help develop our bank rating business in these markets."

Celina

"With analysts based in Buenos Aires, São Paulo, Mexico City and New York, Moody's local presence enables us to reach all the major markets in Latin America. In 2006, our team added 24 new bank ratings—increasing our 2005 coverage by 28%.

"The pace of evolution in the various Latin American markets makes Moody's bank rating services more valuable to investors and other market participants. Our local and global ratings enable Latin American banks to broaden their access to investors in both local and international markets."



Paul Mazataud—Group Managing Director, International Derivatives (EMEA, Asia & Australia)
Yuri Yoshizawa—Group Managing Director, Co-Head U.S. Derivatives

In September 2006, Moody's operations in China were enhanced by our acquisition of a 49% ownership stake in China Cheng Xin International Credit Rating Co. Ltd. (CCXI). Based in Beijing, CCXI is one of the first domestic credit rating agencies in China. As the world's fastest-growing large economy, China offers attractive growth opportunities not only for credit ratings, but also for Moody's quantitative analytics and research services. CCXI reported strong top- and bottom-line growth in 2006.

During 2006, economic growth in the Persian Gulf region provided a robust operating environment for local banks and corporations. As these firms expand, there is associated growth in demand for debt financing. Gulf banks, the primary conduit for regional financial intermediation, have intensified their wholesale financing, utilizing the international debt capital markets as well as their growing domestic markets. To better participate in the region's growth dynamics, we stepped up our business development efforts in the Gulf area in 2006 and, in early 2007, opened an office in Dubai.

Moody's local presence in Dubai reflects the company's commitment to supporting the growth of capital markets across the Middle East, including the burgeoning Islamic Sukuk market, by providing ratings and research for this region. In addition to the Middle East, we have also expanded our banking coverage in emerging markets across Asia Pacific and Latin America.

Also, in early 2007, Moody's expanded its presence in Southeast Asia through the acquisition of a 99% ownership stake in PT Kasnic Credit Rating Indonesia (Kasnic), based in Jakarta. Kasnic is one of two domestic credit rating agencies in Indonesia and specializes in

Global Derivatives

During 2006, continuous market innovation in the U.S. and Europe drove a 94% increase in dollar volumes of rated collateralized debt obligations (CDOs). Paul and Yuri, who together oversee Moody's global derivatives business, were up to the challenge of keeping pace with such rapid growth. Faced with swift innovation in this ever-changing market, their analytical teams revised existing rating methodologies while originating fresh ones for analyzing new structures. Focusing first on the particular needs of the markets they serve, the various teams regularly work together on large-scale initiatives to enhance Moody's ratings and research in this dynamic sector. In 2006, for instance, they teamed up to develop improved methodologies for evaluating collateralized loan obligations that incorporate loss given default data from Moody's Corporate Finance Ratings Group. The new U.S. methodology was introduced during 2006, with release planned for Europe in 2007 and Japan in 2008.

Yuri

"We have a strong global team, with each person providing specific expertise, resulting in well-focused, well-conceived outcomes. The U.S. team cooperated with the International Swaps and Derivatives Association in their efforts to develop standard templates for credit default swaps on residential and commercial mortgage-backed securities, which accelerated growth in the U.S. CDO market. We also rated the first CDOs of real estate investment trusts, and the first tax-exempt municipal CDO."

Paul

"In Europe, we had ongoing communications with many collateral managers, including U.S.-based leveraged loan managers who sponsored their first European CDO transactions. We also introduced an enhanced monitoring process for synthetic CDOs and rated the first European Commercial Real Estate CDO."

providing rating opinions on debt instruments, including Islamic finance, corporate bonds, asset-backed securities and other structured financings, municipal bonds and medium term notes. Following the acquisition, the company was renamed Moody's Indonesia.

These investments further position Moody's to play a constructive role in the development of regional and domestic credit markets. In addition to cultivating ties in local business communities, our regional operations enable us to facilitate awareness about credit risk, credit analysis, and the important contribution that independent credit opinions make to efficient, transparent credit markets.

New Products

The continued development and introduction of new products is an integral part of our growth strategy. In addition to providing incremental revenue and profit, these products serve to broaden Moody's relevance to new groups of customers as well as to deepen relationships with existing customers.

Growth in Existing Ratings Business

Innovation in financial engineering is driving a proliferation of new types of securities in the credit markets. This trend is most apparent in structured finance, where a growing variety of assets are packaged together into securities, or "securitized," for sale in public bond markets. In the early 1990s there were fewer than twenty asset types securitized, but today the number exceeds two hundred. As advances in the structured finance market continue, Moody's remains poised to leverage this innovation by analyzing new security types and asset classes, by publishing new rating methodologies, and by rating these instruments with the same rigor we apply to our existing ratings.



Juan Pablo Soriano—Team Managing Director, EMEA Covered Bonds

European Covered Bonds

Based in Madrid, Juan Pablo is the head of Moody's Investors Service España S.A. and also leads Moody's Structured Finance-related activities in the Iberian Peninsula. In 2006, he was deeply involved in Moody's efforts to develop new methodologies and market relationships in the burgeoning European covered bond segment. Covered bonds are debt instruments that provide investors two levels of recourse in case of default—protection is provided by the issuer as well as by pools of collateral. Covered bonds are expected to be a major source of growth in Europe's fixed-income markets.

"The European covered bond market used to be limited mostly to German Pfandbriefe, but this has changed significantly in recent years. Several factors are driving growth: the increased number of jurisdictions enacting covered bond legislation, the low risk profile of the instruments, and their cheap cost of funding. There is also a diversified investor base—in large part because covered bonds are one of the preferred investment instruments of central government banks, since they are secured, liquid and carry a risk premium over sovereign debt.

"Total outstanding issuance is around €740 billion, so it is clear that covered bonds have become one of the most important segments of the fixed income market in Europe."

LOSS GIVEN DEFAULT ASSESSMENTS

Michael, an 11-year Moody's veteran, is a Group Managing Director in Corporate Finance based in New York. Loss Given Default (LGD) Assessments—the new rating product that his team introduced in the U.S. in 2006—identify the key components of credit risk for the debt instruments of a particular issuer, and highlight how they may affect expected loss, providing investors with a more comprehensive picture of the factors determining credit quality. The product will roll out in Europe in 2007.

"Moody's long-established and widely used ratings of expected loss have been deconstructed into two components: the probability of default and the anticipated loss in the event of default. During a two-week period in September, our team re-rated the entire North America speculative-rated portfolio, or roughly 1,300 issuers and some 2,700 instruments. The size and scale of implementing this project is something I had never seen undertaken at Moody's previously."



Michael Rowan—Group Managing Director, Corporate Finance

Moody's has also benefited from significant growth in the volume of rated syndicated bank loans in the U.S. and in Europe. Much of this growth has occurred in the high-yield market. In particular, the development of the institutional investment segment of the market has attracted capital from mutual funds, life insurance companies and investment vehicles such as collateralized loan obligations (CLOs). Institutional investors now own more than half of all syndicated loans outstanding, and many follow investment criteria that include ratings for external or internal governance purposes, as well as to facilitate secondary market trading. Moody's expects the demand for rated syndicated loans to continue to grow for the next several years.

In response to investors' desires for greater insight into the elements of credit risk in the high-yield market, Moody's introduced loss given default (LGD) assessments in 2006 for speculative-grade corporate issuers and their debt. In turn, Moody's structured finance team then incorporated these LGD assessments into improved methodologies for evaluating CLOs. Moody's also published probability of default ratings for high-yield issuers. These new ratings categories respond to the market's interest in understanding the discrete drivers of credit risk.

Tools for Investors

As an authoritative source of credit analysis, Moody's offers unique expertise that borrowers, investors, and those who intermediate transactions between them actively seek to leverage. In response, we are developing and marketing products based on the same tools we apply internally in our rating processes. Our most successful new products of this type are those that provide customers insight into the important drivers of credit opinions or enable them to replicate and compare ratings to other market metrics. Other successful new products stem from the efforts of specialized Moody's research teams who are dedicated to surveying market needs and designing responsive tools.



Following are a few of our important new product initiatives:

Tools & Services for Corporate Bond Investors

Moody's Financial Metrics for Corporates

Moody's Financial Metrics (MFM) for Corporates presents as-reported statistics and other measures defined by and adjusted to Moody's analytical standards. Consistent with our industry-specific rating methodologies, this information provides a view into the drivers of credit quality. With access to the same data, tools and assumptions as Moody's analysts, subscribers can bring deeper insight to their credit risk assessments with confidence that their research tools meet Moody's own internal standards for accuracy and reliability.

Launched in November 2006, MFM is gaining rapid adoption across our global customer base of institutional investors, risk managers, investment bankers and securities dealers. As additional coverage is added—including more industry sectors as well as unrated companies—MFM will form the core of a comprehensive credit analysis solution providing access to research, ratings and analytics through a unified interface.

Market Implied Ratings

Moody's Market Implied Ratings (MIR®) is a data, research and analytics platform that tracks differences in opinion between Moody's ratings and ratings implied by trading prices in the bond, equity, and credit default swap markets, as well as other indicators of credit quality such as accounting ratios. MIR represents a unique, comprehensive data set that shows systematically, over time, how bonds trade relative to other securities with the same Moody's rating, helping credit professionals to evaluate investment opportunities. MIR is used by a broad cross-section of customers globally in portfolio governance and risk management activities. New capabilities are continually added, with loan-implied ratings and advanced portfolio modeling in the development pipeline for 2007. As the basis for empirical analysis of how investors can interpret and apply Moody's ratings to their portfolio management decisions, this initiative broadens our product offering while deepening our relationships with the institutional investor community that ultimately drives demand for our ratings.

Covenant Quality Assessments

Moody's Covenant Quality Assessments (CQAs) address investors' concerns about event risk and covenants in bond indentures, providing the basis for more refined and meaningful assessment of potential credit losses. Through CQAs, Moody's provides a rigorous and consistent framework for evaluating covenant quality on individual bond offerings. As part of this initiative, Moody's will also begin reporting on market norms for covenants by sector and by region.



Matt McDonald—Vice President, Product Strategist   Justin Pinchback—Product Specialist   Alex Altshuler—Assistant Vice President, Product Manager

Moody's Financial Metrics

Matt, Alex, and Justin are spearheading the development, launch, and marketing of Moody's Financial Metrics (MFM) for Corporates, a financial data and analysis tool that provides unprecedented transparency into the ratings process. MFM presents the financial data and ratios used in Moody's rating committees as well as provides access to standard reports designed and used by Moody's analysts in the rating process.

Matt

"Moody's Financial Metrics provides a common frame of reference for customers and Moody's analysts. It is a tool that provides answers to fundamental questions about a credit. By providing greater transparency into the rating process, MFM enables users to better understand and apply Moody's ratings."

Alex

"MFM converts raw data into intellectual capital for our customers, helping them understand the analytical mindset of Moody's corporate ratings and research."

Justin

"There is no dataset of similar scope and quality available on the market. Anyone who is interested in fundamental credit analysis will be interested in Moody's Financial Metrics."



Dan Russell—Team Managing Director, Investor Services   David Munves—Team Managing Director, Credit Strategy

Market Implied Ratings

Dan and David have been instrumental in leading Moody's Market Implied Ratings (MIR) program. Dan has been with Moody's for 15 years, the last four as head of the New Business Initiatives Group within the Investor Services business, leading efforts to extend Moody's research and data capabilities beyond credit ratings to deliver additional value-added tools to credit market participants. David joined the firm in 2005, after two decades as a fixed-income strategist, and leads research into new applications of MIR as well as assisting customers to understand and interpret the data.

Dan

"Market Implied Ratings is a different kind of product for Moody's—a product that no other agency offers—and it has opened up new opportunities across our customer constituencies. Through MIR, we assist investors in better evaluating credit risk, and help them assess relative value in order to make more informed investment decisions."

David

"Market Implied Ratings moves Moody's into the production and dissemination of market-based commentary on corporate bonds and credit default swaps, including relative-value analysis.

"MIR can be used to identify securities with the potential to outperform the broad market—it gives traders, analysts and portfolio managers an empirical tool to back up their intuitive judgment of a credit's value. It can also act as a time-saving screening tool, helping risk managers and analysts to stay on top of developments with less familiar names."



Tools & Services for the Alternative Investment and Financial Technology Sectors

Hedge Fund Operations Quality Ratings

The rapid growth of hedge funds and the increasing importance of such funds in global capital markets are well known. In response to market demand for more insight into hedge fund operations, Moody's began offering Hedge Fund Operations Quality (OQ) Ratings in 2006 to address aspects of a hedge fund's internal and external operations. Moody's determines the OQ rating by evaluating the fund's accounting controls, legal and financial structures, and regulatory compliance, as well as valuation processes, service providers, human resources, and other relevant issues specific to the operations of each rated fund.

Moody's Structured Finance New Products Group

Moody's Structured Finance New Products Group was created following Moody's acquisition of Wall Street Analytics, renamed Moody's Wall Street Analytics (MWSA), in late 2006. MWSA is a provider of software and analytical models for the structured finance industry. Combined with Moody's existing product suite for collateralized debt obligations and software capabilities for mortgage-backed and asset-backed securities, MWSA broadens Moody's analytical offerings for complex structured debt securities and expands Moody's analytical and product development capabilities in structured finance. The group, which also includes the Structured Finance Research and Analytics team and Global Managed Funds, is busy developing new ratings services and new analytical products for introduction in 2007.

Moody's KMV

Moody's KMV continues to develop new products and enhance existing offerings with a focus on improved analytics, asset class expansion, new regulatory compliance solutions and local language software and data sets to meet growing demand in important markets worldwide. Moody's KMV complements the traditional financial analyses of Moody's Investors Service with its benchmark Estimated Default Frequency (EDF™) measures—the most widely used statistically derived measure of default probability for public and private companies. Our research in the field of quantitative credit risk metrics builds on our track record of innovation; in 2006, for example, Moody's KMV released a new generation of enhanced EDFs, offering customers greater accuracy and other analytical refinements.

To help customers respond to the bank regulatory requirements of the Basel II Accord, Moody's KMV is developing additional credit scoring tools. When used in





Alexandra Parker—Team Managing Director, Corporate Finance Group

conjunction with its EDF measures, these tools allow customers to compare their internally generated credit risk scores against market standard measurements.

In the arena of advanced portfolio credit risk analytics, in March 2007 Moody's KMV introduced RiskFrontier™, a "next generation" version of the firm's flagship PortfolioManager™ product. RiskFrontier covers an expanded set of asset classes, and includes enhanced analytics using up-do-date technologies. RiskFrontier will meet banks' growing needs for tools that support increasingly sophisticated analysis of risk exposures at the portfolio level.

Expanding Into Market Adjacencies

We continue to explore opportunities to extend Moody's product offerings and brand via acquisitions or investments in businesses that are immediately adjacent to Moody's core ratings, research and quantitative credit risk analysis businesses.

The acquisition of Economy.com (now Moody's Economy.com) in late 2005 is one example of this effort. Moody's Economy.com is a leading independent provider of economic, financial, country, and industry research designed to meet the diverse planning and information needs of businesses, governments and investment professionals worldwide. This acquisition expanded Moody's analytical capabilities to broader areas of economic and demographic research and extended the range of products and services we offer to institutional customers. The business model aligns well with Moody's analytical role, while Moody's brand and global reach expands the awareness of and customer base for Moody's Economy.com's services. Strong financial results for 2006 helped confirm the wisdom of this combination.

Covenant Quality Assessments

Alexandra has worked at Moody's for 14 years and is currently Team Managing Director for the Corporate Finance Group's Technology and Consumer team. She led a team that developed Covenant Quality Assessments (CQAs), a product launched in North America and Europe in November 2006. CQAs provide a consistent and rigorous approach to analyzing bond indenture covenants based on a scale of CQ-1 (strong protection) to CQ-3 (minimal protection). The covenant scores and written commentary help investors make more informed decisions by highlighting key issues and facilitating comparisons across different bonds and different issuers.

"The LBO trend is growing and the companies being pursued are larger and more highly rated than in the past. This means it's more important than ever for investors to understand what kind of defense is in place for protecting their investments. They need to know how much room a company has under its covenants to do things that could be detrimental to credit quality.

"We analyze covenants in the context of the company and the industry. As we expand our database of CQAs, covenant research will highlight differences in covenant protection by industry, by sub-sector, and by market."

Looking ahead, we believe that additional opportunities exist to leverage Moody's position as a trusted provider of independent research and opinions, and further inform investors' trading, security selection, and portfolio management decisions. We also see opportunities to assist market participants with regulatory compliance, especially in the banking area in response to Basel II. We intend to pursue these opportunities throughout 2007, and to continue our search for others that will contribute to future growth.

Enhancing Interactions With Market Participants

We continually seek to enhance our interactions with market participants through a variety of means. In addition to hosting and speaking at issuer and investor conferences, organizing customer advisory councils globally, publishing timely research on topical issues in credit, communicating with relevant experts in academia, and meeting with market regulators, we have stepped up our customer focus efforts to ensure that an "attitude of service" pervades all that we do.

For example, at Moody's Investors Service, the Customer Service function is organized to deliver on-site assistance to users of our ratings and research, identify new opportunities to deepen customer relationships, and solicit feedback on our product initiatives. Product Specialists provide on-site training to Moody's customers, helping them to make the best use of our products and research capabilities. In addition, Strategic Calling Officers liaise with senior credit and investment professionals at major capital markets institutions for peer-to-peer service discussions and feedback sessions.

The Moody's Investor Advisory Councils are another means to deepen relationships with institutional investors, enhance ratings transparency, and ensure that our



analytical initiatives meet customer needs. The Councils bring institutional investors together with members of Moody's Credit Policy Committee for high-level dialogue on key credit issues, as well as for topical discussions of market events. A key aim of the Councils is to open channels of communication with the buy-side community to discuss Moody's analytic proposals and confirm that they are serving their intended purpose.

FINANCIAL STRATEGY

Moody's is committed to using our strong free cash flow to create value for shareholders. We do this by investing in growing areas of our business, making selective acquisitions of related businesses and returning excess cash to shareholders through share repurchases and dividends. Moody's has generated significant growth by expanding our network of offices and business affiliations, developing new rating methodologies to keep pace with market innovation, creating new products that provide insight into the ratings process, acquiring complementary businesses, and enhancing our interactions with market participants worldwide. Such investments for growth will remain the first priority for use of our capital.

Because of our rapid growth, we have outgrown our headquarters building in Manhattan, where Moody's has been located for over 50 years. We have signed a 21-year lease for 17 floors in the newly built 7 World Trade Center building, where Moody's will be the primary tenant. In December we sold our headquarters building through a sale-leaseback transaction that allows us to remain in our current offices until the move to 7 World Trade is completed in the third quarter of 2007.

After addressing the investment needs of our business, our approach to deploying excess cash will continue to comprise systematic and opportunistic share repurchases and increasing dividends to shareholders. During 2006 Moody's bought back 18 million shares, roughly equivalent to 6.2% of shares outstanding at the start of the year, at a total cost of $1.1 billion. We completed an existing $1 billion share repurchase authorization, and Moody's Board of Directors authorized a new $2 billion share repurchase program. In addition, we returned $80 million to shareholders in the form of dividends.

REGULATORY AND COMPLIANCE STRATEGY

As discussed in our Letter to Shareholders and Other Readers, the study of credit rating agencies by legislators and regulators around the world has created new challenges for Moody's. In response, we maintain an active dialogue with these authorities with a view toward accomplishing several objectives, including to better



Gary Witt—Team Managing Director, Alternative Investment Products

Hedge Fund Operations Quality Ratings

Gary became head of Moody's Alternative Investment Products group in 2005, and led the development of Hedge Fund Operations Quality (OQ) ratings. The first OQ rating was released in September 2006, and market response has been quite positive. Additional rating releases are anticipated for 2007, including the first OQ rating for a European hedge fund.

"The hedge fund sector has experienced immense growth over the past decade, and more institutional investors—pension funds, endowments and foundations—have been allocating capital to the sector, especially since hedge funds performed so well after the tech bubble burst in 2001. This has created demand for independent assessments of the operational risks of hedge funds, which can grow and change rapidly, and where transparency is typically in short supply.

"OQ ratings provide confidence for investors, who may not have the expertise and resources to conduct a full and effective assessment of funds' operational risks. For hedge fund managers, the OQ rating serves as an independent confirmation of sound management and a means of competitive differentiation. Aside from these benefits, the assessments can save both investors and managers time and effort when conducting their own operations risk reviews.

"Hedge funds are interdisciplinary by nature, so we rely on people throughout Moody's to assist with the assessments, particularly our accounting and risk-management specialists. We also have dedicated business development resources to help ensure that we make the most of the opportunities to expand Moody's relevance in the funds sector."



Gus Harris—Group Managing Director, Structured Finance New Products Group & Co-Head U.S. Derivatives

Structured Finance New Products

Gus heads up the Global Structured Finance New Products Group, which was formed in 2006 to build and support ratings and analytic products for the structured finance market and to enhance Moody's structured finance ratings businesses.

"The creation of the Global Structured Finance New Products Group is a good example of our focus on customers and on being responsive to market developments. The structured finance market is becoming more challenging as it continues to grow and as transactions become more complex. This trend is creating demand for a broad array of sophisticated analytical tools among issuers who are structuring the transactions, the buy-side who are investing in them, and risk managers who are assessing these investments. Our group was created as a central, global resource within structured finance to respond to these demands with new rating services and new analytical products.

"The acquisition of Wall Street Analytics, which became an important component of the New Products Group, provides a clear indication of how we are putting this customer and market focus into action. Initially, we considered becoming a customer of Wall Street Analytics, as we looked for ways to provide our analysts and the market with better analytical tools. But we quickly realized that combining our efforts would allow us to create better products sooner to meet the market's growing needs."

STRUCTURED FINANCE RESEARCH & ANALYTICS

Roger heads Moody's Structured Finance Research & Analytics team. He is also Co-Chair of Moody's Academic Advisory Committee, a forum to foster collaboration among the academic community in credit and ratings-related areas, providing a valuable stream of insights to Moody's own research and product development. Roger also heads Moody's Global Managed Funds group.

"The quantitative research we do helps us understand the complex factors that drive credit behavior. We have a team of extremely talented individuals that spend all of their time working on the real-world problems that market participants face, and then create the mathematical and analytic tools to help solve them. When we talk to a customer, we aren't just presenting a new product or idea—we're sharing the insight behind it—so that customers can understand the practical application and see immediate benefits. In this way, our research becomes a form of customer service."



Roger M. Stein, Ph.D.—Team Managing Director, Structured Finance Research & Analytics

understand regulatory concerns and priorities; to provide greater insight into the role that rating agencies play in the global capital markets, and Moody's policies and practices specifically; and to ensure that the outcomes of legislative and regulatory initiatives are constructive for the rating agency industry and the global capital markets.

During 2006, the U.S. legislative process concluded with the passage of the Credit Rating Agency Reform Act, which we believe constructively addresses lawmakers' objectives to increase competition, transparency and accountability in the rating agency industry. The Act will be implemented through rulemaking by the Securities and Exchange Commission later this year. In Europe, the European Commission reiterated its "wait and see" approach regarding potential regulation specific to rating agencies, which was first communicated in early 2006. This announcement followed a report by the Committee of European Securities Regulators, which concluded that rating agencies are largely compliant with the IOSCO (International Organization of Securities Commissions) Code, the model code of conduct for the industry developed in 2004 by global securities regulators.

In addition to communicating with regulatory authorities and policymakers, Moody's also must develop, implement and demonstrate appropriate policies and compliance standards to meet regulatory expectations. These challenges particularly affect our credit ratings business. Consequently, we are concentrating appropriate resources and effort on reinforcing our processes and infrastructure to respond to new reporting and compliance requirements associated with additional oversight.

To meet these challenges, during 2006 we continued to invest in our Office of Global Regulatory Affairs and Compliance, which had been established in 2005. This function has responsibility for overseeing communication with regulatory authorities around the world, developing and implementing policies and processes within Moody's to respond to regulations, and establishing compliance monitoring and oversight functions for Moody's professional practice of credit ratings and research.



Michelle Adler—Team Managing Director, Customer Service

Customer Service

Michelle leads the customer service function at Moody's Investors Service, including dedicated customer-service teams, such as product specialists and calling officers, that provide services and outreach unique to Moody's. She is also a customer advocate within Moody's, defining the service proposition on which we deliver. Michelle has been with Moody's nearly 10 years, serving in a variety of capacities across the Investor Services Group.

"Our ongoing goal is to reinforce Moody's position as the rating agency of institutional investors worldwide. We are committed to being the leading provider of credit opinion, data, and analytics. A customer who chooses Moody's and comes to us for help with his or her credit questions should be a customer who stays with Moody's and continues to look to us for answers.

"One important way to achieve this goal is to support more meaningful contact between Moody's analysts and the investment community, so that the buy-side understands what we're doing, why we're doing it, and how our products and insights serve them. To this end, we continually reinforce our analysts' communication skills to ensure that we can effectively disseminate our highly regarded opinions and analysis.

"In addition to investing in training and logistical support for more and better interaction between our analysts and the market, we conduct outreach through on-site product training and one-to-one dialogue on product and service issues. We are committed to ensuring that Moody's first-class ratings and analyses are complemented with first-class service of our customers."



Robert Fauber—Vice President, Corporate Development

CORPORATE DEVELOPMENT

Rob joined Moody's in 2005 and heads the Corporate Development group, which has completed several important transactions, including Moody's Economy.com, Wall Street Analytics, CCXI, CRA Rating Agency (Czech Republic) and Kasnic Credit Rating Indonesia.

"We are the nexus of competitive intelligence, customer insight and business strategy within Moody's. We partner with line management to better understand the direction of the market and the needs of our customers. So, we are not just looking for acquisitions and investments that make financial sense, we are finding companies and products that complement our business and offer more value to customers than either delivers alone. Whether it is getting closer to our customers in emerging markets, as we did with CCXI in China, or building on the breadth and depth of our product offerings, as the Wall Street Analytics acquisition allows us to do, meeting customer needs drives our strategy."

Also during 2006, Moody's published our first annual report on the implementation of the Moody's Investors Service Code of Professional Conduct. The Code of Professional Conduct, which Moody's introduced in 2005 pursuant to the model international code, seeks to enhance market understanding and confidence in our credit ratings by setting out:

- Moody's commitment to maintaining the quality and integrity of the rating process;
- The policies and controls to ensure that we maintain our independence and properly manage potential conflicts of interest; and
- Moody's responsibilities to investors and issuers.

Moody's Code of Professional Conduct, as well as our compliance report and the Moody's Corporation Code of Business Conduct, is available for review on Moody's website, www.moodys.com.

A FUTURE OF CONTINUED SUCCESS

As this Annual Report to Shareholders describes, Moody's has invested in long-term growth by expanding internationally, developing new products, entering market adjacencies, and enhancing our communications with market participants. As importantly, we have invested in developing a diverse global team of committed professionals who are widely acknowledged by market participants as true thought leaders in the field of credit. As a direct result of their efforts, Moody's has not only enjoyed past success, but is well positioned to continue successfully into the future. As we fulfill our mission to protect the integrity of credit, we will also fulfill the needs and expectations of our shareholders and other stakeholders.



All names listed left to right.

Moody's Corporation Senior Officers

Perry Rotella
Linda S. Huber
John J. Goggins
Raymond W. McDaniel, Jr.
Joseph (Jay) McCabe
Jeanne M. Dering
Andrew Kriegler

Investor Services and Moody's KMV Senior Management

Right

Andrew Huddart
Mark E. Almeida

Structured Finance and Public Finance Senior Management

Far Right

Brian Clarkson
Noel E. Kirnon
Claire Robinson









Corporate Finance and Financial Institutions Senior Management

Far Left

Andrew E. Kimball
Laura Levenstein
Christopher T. Mahoney

International Senior Management

Left

Jennifer Elliott
Chester V.A. Murray
Frederick Drevon

FINANCIAL STATEMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this Annual Report.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains Forward-Looking Statements. See "Forward-Looking Statements" on page 60 and "Risk Factors" commencing on page 56 for a discussion of uncertainties, risks and other factors associated with these statements.

The Company

Except where otherwise indicated, the terms "Moody's" and the "Company" refer to Moody's Corporation and its subsidiaries. Moody's is a provider of (i) credit ratings, research and analysis covering fixed-income securities, other debt instruments and the entities that issue such instruments in the global capital markets, and credit training services, and (ii) quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets. Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV.

Moody's Investors Service publishes rating opinions on a broad range of credit obligors and credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit information, research and economic commentary, including in-depth research on major debt issuers, industry studies, special comments and credit opinion handbooks.

The Moody's KMV business develops and distributes quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

CRITICAL ACCOUNTING ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, contingencies, goodwill and intangible assets, pension and other post-retirement benefits and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

REVENUE RECOGNITION

In recognizing revenue related to ratings, Moody's uses judgments to allocate billed revenue between ratings and the future monitoring of ratings in cases where the Company does not charge ongoing monitoring fees for a particular issuer. These judgments are not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods. In such cases, the Company defers portions of rating fees that it estimates will be attributed to future monitoring activities and recognizes the deferred revenue ratably over the estimated monitoring periods.

The portion of the revenue to be deferred is based upon a number of factors, including the estimated fair market value of the monitoring services charged for similar securities or issuers. The estimated monitoring period over which the deferred revenue will be recognized is determined based on factors such as the estimated lives of the rated securities. Currently, the estimated monitoring periods range from one year to ten years. At December 31, 2006, 2005 and 2004, deferred revenue included approximately $47 million, $36 million and $30 million, respectively, related to such deferred monitoring fees.

Additionally, in the case of commercial mortgage-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring period which is determined based on the lives of the rated securities. Currently, the monitoring periods range from five to 46 years. At December 31, 2006, 2005 and 2004, deferred revenue related to commercial mortgage-backed securities was approximately $62 million, $50 million and $37 million, respectively.

Moody's estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Related revenue is accrued each quarter based on estimated amounts outstanding and is billed subsequently when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2006, 2005 and 2004, accounts receivable included approximately $34 million, $31 million and $29 million, respectively, related to accrued commercial paper revenue. Historically, the Company has not had material differences between the estimated revenue and the actual billings.

ACCOUNTS RECEIVABLE ALLOWANCE

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings based on historical experience and current conditions.

Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of accounts receivable are charged against the allowance. Moody's evaluates its accounts receivable by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its reviews, Moody's establishes or adjusts allowances, as considered appropriate. This process involves a high degree of judgment and estimation and could involve significant dollar amounts. Accordingly, Moody's results of operations can be affected by adjustments to the allowance. Management believes that the allowance for uncollectible accounts is adequate to cover anticipated adjustments and write-offs under current conditions. However, significant changes in any of the above-noted factors, or actual write-offs or adjustments that differ from the estimated amounts could result in revenue adjustments that are greater or less than Moody's estimates. In each of 2006, 2005 and 2004, the Company adjusted its provision rates and its allowances to reflect its current estimate of the appropriate level of accounts receivable allowance.

CONTINGENCIES

Accounting for contingencies, including those matters described in the "Contingencies" section of this "Management's Discussion and Analysis", commencing on page 52 is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the then current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company regularly reviews contingencies and as additional information becomes available may, in the future, adjust the provisions made in respect thereof. Since the potential exposure on many of these matters is material, and it is possible that these matters could be resolved in amounts that are greater than the Company has reserved, their resolution could have a material adverse effect on Moody's future reported results and financial position. In addition, potential cash outlays related to the resolution of these exposures could be material.

For the years ended December 31, 2006, 2005 and 2004, the provision for income taxes reflected credits of $2.4 million, $8.8 million and charges of $30 million, respectively, due to changes in the Company's reserves for legacy income tax exposures that were assumed by Moody's in connection with its separation from Old D&B in October 2000. These tax matters are discussed under "Legacy Tax Matters" below.

GOODWILL AND OTHER INTANGIBLE ASSETS

Moody's evaluates its goodwill for impairment annually or more frequently if impairment indicators arise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". The evaluation of the carrying value of goodwill requires that the Company make important assumptions and judgments about future operating results and cash flows as well as terminal values and discount rates. In estimating future operating results and cash flows, Moody's considers internal budgets and strategic plans, expected long-term growth rates, and the effects of external factors and market conditions. If actual future operating results and cash flows or external conditions differ from the Company's judgments, or if changes in assumed terminal values or discount rates are made, an impairment charge may be necessary to reduce the carrying value of goodwill, which charge could be material to the Company's financial position and results of operations. Amortizable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The expenses, assets, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook
- long-term return on pension plan assets, based on historical portfolio results and the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)
- future healthcare cost trends, based on historical market data, near-term outlooks and assessments of likely long-term trends
- discount rates, based on current yields on high-grade corporate long-term bonds

The discount rate selected to measure the present value of the Company's benefit obligations as of December 31, 2006 was derived using a cash flow matching method whereby the Company compares the plans' projected payment obligations by year with the corresponding yield on the Citibank Pension Discount Curve. The cash flows are then discounted to their present value and an overall discount rate is determined.

Moody's major assumptions vary by plan and assumptions used are set forth in Note 10 to the consolidated financial statements. In determining these assumptions, the Company consults with outside actuaries and other advisors as deemed appropriate. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's pension and other post-retirement benefits.

When actual plan experience differs from the assumptions used, actuarial gains or losses arise. To the extent the total outstanding gain or loss exceeds a corridor threshold as defined in SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87"), the excess is subject to amortization in annual expense over the estimated average future working lifetime of active plan participants. For Moody's pension and other post-retirement benefit plans, the total losses as of December 31, 2006 which have not been recognized in annual expense are $41.0 million and Moody's expects to recognize $2.2 million of actuarial losses in 2007 annual net periodic benefit expense.

For Moody's funded pension plan, the differences between the expected long-term rate of return assumption and actual experience could also affect the net periodic pension expense. As permitted under SFAS No. 87, the Company spreads the impact of asset experience over a five-year period for purposes of calculating the market related value of assets which is used in determining the expected return on assets component of annual expense and in calculating the total unrecognized gain or loss subject to amortization. As of December 31, 2006, the Company has an unrecognized asset gain of $7.8 million, of which $3.3 million will be recognized in the market related value of assets which is used to calculate the expected return on assets component in 2008 expense.

The table below shows the estimated effect that a one percentage-point decrease in each of these assumptions will have on Moody's 2007 operating income (dollars in millions). These effects have been calculated using the Company's current projections of 2007 assets, liabilities, obligations and expenses related to pension and other post-retirement plans, which could change as updated data becomes available.

	Assumption Used for 2007	Estimated Impact on 2007 Operating Income (Decrease)/Increase
Discount Rate*	5.90%/5.80%	$(5.3)
Weighted Average Assumed Compensation Growth Rate	4.00%	$ 1.8
Assumed Long-Term Rate of Return on Pension Assets	8.35%	$(1.1)

*Discount rates of 5.90% and 5.80% are used for pension plans and other post-retirement plans, respectively.

A one percentage-point increase in assumed healthcare cost trend rates will not affect 2007 projected expenses. Based on current projections, the Company estimates that expenses related to pension and post-retirement plans will be approximately $14.4 million in 2007 compared with $14.9 million in 2006. The expected expense decrease in 2007 reflects the effects of higher discount rates, higher plan asset gains and lower amortization of actuarial losses, which are partially offset by normal growth in plan liabilities.

STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted, under the modified prospective application method, the fair value method of accounting for stock-based compensation under Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Previously, on January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions and estimates that the Company believes are reasonable. Some of the assumptions and estimates, such as share price volatility and expected option holding period, are based in part on Moody's experience during the period since becoming a public company, which is limited. The use of different assumptions and estimates in the Black-Scholes option pricing model could produce materially different estimated fair values for option awards and related expense.

An increase in the following assumptions would have had the following estimated effect on operating income in 2006 (dollars in millions):

	Assumption Used		Increase in Assumption	Estimated Impact on Operating Income in 2006 Increase/(Decrease)
Average Expected Dividend Yield	2002-2006 grants	0.41%-0.52%	0.10%	$ 0.6
Average Expected Share Price Volatility	2002-2006 grants	23%-30%	5%	$(4.9)
Expected Option Holding Period	2002-2006 grants	4.5-6.0 years	1.0 year	$(4.2)

OTHER ESTIMATES

In addition, there are other accounting estimates within Moody's consolidated financial statements, including recoverability of deferred tax assets, anticipated dividend distributions from non-U.S. subsidiaries and valuation of investments in affiliates. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on key accounting policies that impact Moody's.

Operating Segments

Moody's Investors Service consists of four rating groups—structured finance, corporate finance, financial institutions and sovereign risk, and public finance—that generate revenue principally from the assignment of credit ratings on issuers and issues of fixed-income obligations in the debt markets, and research, which primarily generates revenue from the sale of investor-oriented credit research, principally produced by the rating groups and economic commentary. For presentation purposes, Europe represents Europe, the Middle East and Africa and public finance represents U.S. public finance. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are such expenses allocated between the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the Moody's KMV segment.

The Moody's KMV business develops and distributes quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets.

In February 2005, Moody's Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of common stock for each share of the Company's common stock outstanding, subject to stockholder approval of a charter amendment to increase the Company's authorized common shares from 400 million shares to 1 billion shares. At the Company's Annual Meeting on April 26, 2005, Moody's stockholders approved the charter amendment. As a result, stockholders of record as of the close of business on May 4, 2005 received one additional share of common stock for each share of the Company's common stock held on that date (the "Stock Split"). Such additional shares were distributed on May 18, 2005. All prior period share and per share information has been restated to reflect the Stock Split.

Certain prior year amounts have been reclassified to conform to the current presentation.

Results of Operations

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

Total Company Results

Moody's revenue in 2006 was $2,037.1 million, an increase of $305.5 million or 17.6% from $1,731.6 million for the same period of 2005. Moody's achieved strong revenue growth above the rate of the overall corporation in global structured finance, corporate finance and research, and below the corporate rate in financial institutions and MKMV, with a decline in revenue from public finance.

Revenue in the United States was $1,277.8 million in 2006, an increase of $192.4 million or 17.7% from $1,085.4 million in 2005. Approximately 80% of the U.S. growth was driven by structured finance and corporate finance, reflecting strong issuance across most structured asset classes as well as corporate bonds and bank loans. Research, financial institutions and MKMV contributed to year-over-year growth as well.

Moody's international revenue was $759.3 million in 2006, an increase of $113.1 million or 17.5% from $646.2 million in 2005. International ratings revenue grew approximately $91 million versus the prior year, with about 84% of the growth in Europe where credit derivatives, corporate finance, commercial mortgage-backed and residential mortgage-backed sectors were primary drivers of growth. European research and MKMV contributed to growth as well. Foreign currency translation positively impacted international revenue growth by approximately $1 million.

Moody's operating, selling, general and administrative expenses of $898.7 million in 2006 were $141.9 million or 18.8% more than $756.8 million in 2005. Compensation and benefits continue to be Moody's largest expense, accounting for approximately $103 million in growth from prior year. Moody's average global staffing of more than 3,100 employees during the year ended December 31, 2006 was approximately 15% higher than during the same prior year period. This increase includes hiring to support business growth mainly in the U.S. and European ratings businesses. The table below shows Moody's staffing at year-end 2006 compared with year-end 2005.

	December 31, 2006			December 31, 2005		
	United States	**International**	**Total**	United States	International	Total
Moody's Investors Service	**1,843**	**1,106**	**2,949**	1,600	919	2,519
Moody's KMV	**304**	**97**	**401**	303	74	377
Total	**2,147**	**1,203**	**3,350**	1,903	993	2,896

Operating expenses were $539.4 million in 2006, an increase of $86.5 million or 19.1% from $452.9 million in 2005. The largest contributor to this increase was growth in compensation and benefits expense of $76 million, reflecting compensation increases, increased staffing and higher stock-based compensation expense. Moody's global staffing reflected hiring primarily in the U.S. and European ratings businesses to support business growth. Stock-based compensation expense increased $16.3 million year-over-year due, in part, to the final year of phasing in of expense over the current four-year equity plan vesting period and the effects of a higher share price on the value of the 2006 equity grants versus 2005, offset by additional expense recorded in the first quarter of 2005 related to the accelerated expensing of equity grants for employees at or near retirement eligibility. Expenses for 2005 included $3.2 million for the settlement of certain pension obligations.

Selling, general and administrative expenses were $359.3 million in 2006, an increase of $55.4 million or 18.2% from $303.9 million in 2005. Year-over-year expense increases included growth in compensation and benefits of $27 million, reflecting compensation increases, increased staffing in technology support and finance functions and $6.0 million related to stock-based compensation as discussed above. Additional 2006 expenses included increased rent and occupancy costs of approximately $12 million to support business expansion and costs associated with Moody's new corporate headquarters. Expenses for 2005 included a charge of $9.4 million for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005, which was a result of a tax audit by Japanese taxing authorities that was completed in the second quarter of 2005.

Operating income of $1,259.5 million in 2006, which included a $160.6 million gain on the sale of Moody's corporate headquarters building in the fourth quarter of 2006, rose $319.9 million or 34.0% from $939.6 million in 2005. Excluding the gain on sale, operating income increased 17%. The effects of foreign currency translation reduced year-over-year growth in operating income by approximately $3 million. Moody's operating margin for 2006 was 61.8% compared to 54.3% in 2005. The gain on the sale of the building increased the 2006 margin by approximately 790 basis points.

Moody's reported $1.0 million of interest and other non-operating income (expense), net in 2006 compared with ($4.9) million in 2005. Interest expense was $15.2 million in 2006 and $21.0 million in 2005. The amounts included $14.9 million and $20.9 million of interest expense on Moody's $300 million of notes payable for 2006 and 2005, respectively. Interest income was $18.2 million in 2006 compared to $26.0 million in 2005. The decrease was attributed to the liquidation of investment portfolios to finance share repurchases. Foreign exchange losses were immaterial in 2006 compared to $8.2 million in 2005. The year-over-year change was primarily due to the British pound and euro appreciating to the U.S. dollar.

Moody's effective tax rate was 40.2% in 2006 compared to 40.0% in 2005. The 2006 and 2005 effective tax rates were reduced by benefits of $2.4 million and $8.8 million, respectively, related to legacy income tax matters, see "Contingencies—Legacy Tax Matters" below for further information. Additionally, Moody's recognized a tax benefit of approximately $3 million related to additional foreign tax credits in the fourth quarter of 2006 and a tax benefit of $3.6 million in 2005 related to the repatriation of foreign earnings under the *American Jobs Creation* Act of 2004. The 2006 rate was also favorably impacted by approximately 30 basis points due to the settlement of state tax audits.

Net income was $753.9 million in 2006, an increase of $193.1 million or 34.4% from $560.8 million in 2005. Basic and diluted earnings per share for 2006 were $2.65 and $2.58, respectively, compared to basic and diluted earnings per share of $1.88 and $1.84, respectively, for 2005. Excluding the gain on sale, 2006 net income was $659.8 million, an increase of $99.0 million or 17.7%. Additionally, the gain contributed $0.33 and $0.32 relating to full year basic and diluted earnings per share, respectively.

Segment Results

Moody's Investors Service Revenue at Moody's Investors Service in 2006 was $1,894.3 million, up $294.0 million or 18.4% from $1,600.3 million in 2005. Ratings revenue accounted for $250.6 million of growth with increased revenue in global structured finance, corporate finance and financial institutions and sovereign risk offsetting a decline in public finance. Double-digit growth in research also contributed to the increase in revenue. Foreign currency translation positively impacted revenue growth by approximately $1 million. Price increases also contributed to year-over-year growth in revenue.

Structured finance revenue was $886.7 million in 2006, an increase of $171.3 million or 23.9% from $715.4 million in the same period of 2005. Approximately $109 million of the increase was in the U.S., with the collateralized debt and commercial mortgage-backed sectors contributing about 96% of the U.S. increase. Year-over-year issuance of collateralized loan obligations and cash flow resecuritizations grew, in part, to the increased "repackaging" of securitized assets such as consumer asset-backed and mortgage-backed securities, as well as bank loans in collateralized debt obligations. Strong growth in commercial real estate collateralized debt obligation issuance was a key driver of overall commercial mortgage-backed issuance. International structured finance revenue grew approximately $62 million year-over-year, with Europe contributing about $58 million, where credit derivatives, commercial mortgage-backed and residential mortgage-backed sectors totaled 92% of the European growth. Foreign currency translation for structured finance positively impacted international revenue growth by approximately $2 million.

Corporate finance revenue was $396.2 million in 2006, up $73.0 million or 22.6% from $323.2 million in 2005. Revenue in the U.S. increased approximately 22% principally due to issuance related growth in bank loan and corporate bond ratings revenue. Investment grade bond issuance increased approximately 17% and high yield bond issuance increased approximately 43%, primarily due to significant mergers and acquisitions, leveraged buyouts and second lien loan activity. International corporate finance revenue increased approximately $28 million or about 24% due largely to increased corporate bond issuance and non-issuance related ratings fees in Europe. Price increases also contributed to year-over-year growth in global corporate finance revenue.

Revenue in the financial institutions and sovereign risk group was $266.8 million in 2006, an increase of $12.2 million or 4.8% from $254.6 million in 2005. In the U.S., revenue grew approximately $11 million, principally due to strength in insurance and real estate sectors. Internationally, revenue increased $1.5 million compared to the prior year period.

Public finance revenue was $85.9 million in 2006, a decrease of $5.9 million or 6.4% from $91.8 million in 2005. Dollar volume issuance in the municipal bond market declined compared to 2005, primarily due to lower refinancing activity.

Research revenue of $258.7 million in 2006 was $43.4 million or 20.2% higher than $215.3 million in 2005. Revenue grew by approximately $28 million in the U.S.

and about $15 million internationally, with Europe accounting for approximately 41% of international growth. Research and analytics services accounted for approximately $17 million of global revenue growth primarily from credit research on the corporate finance, financial institutions and the structured finance related businesses. Revenue from the licensing of Moody's information to financial customers for internal use and redistribution was approximately $57 million in 2006, an increase of approximately $8 million, or about 17% higher than the prior year.

Moody's Investors Service operating, selling, general and administrative expenses, including corporate expenses, were $789.1 million in 2006, an increase of $143.7 million or 22.3% from $645.4 million in 2005. The largest contributor to 2006 expenses was growth in compensation and benefits of approximately $110 million reflecting compensation increases, increased staffing primarily in the U.S. and European ratings businesses and higher stock-based compensation expense of $21.4 million. Furthermore, expenses in 2006 included increased rent and occupancy costs of approximately $11 million to support business expansion and costs associated with Moody's new corporate headquarters. Additional increases were due to increased information technology investment spending of approximately $8 million offset by a decrease of approximately $6 million in legal fees. Expenses for 2005 included a charge of $9.4 million for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005, which was a result of a tax audit by Japanese taxing authorities that was completed in the second quarter of 2005. Additionally, expenses in 2005 included $3.2 million for the settlement of certain pension obligations. Foreign currency translation contributed approximately $4 million to year-to-year growth in reported expenses.

Moody's Investors Service operating income of $1,242.9 million in 2006 was up $306.6 million or 32.7% from $936.3 million in 2005, which included a $160.6 million gain on the sale of Moody's corporate headquarters building in the fourth quarter of 2006. Excluding the gain, operating income increased 15.6%. The effects of foreign currency translation reduced year-to-year growth in operating income by approximately $3 million.

Moody's KMV MKMV revenue of $142.8 million in 2006 was $11.5 million or 8.8% more than the same period in 2005. MKMV's revenue growth reflected increased demand for credit decision-making software and software related maintenance services, which grew approximately 10% or $2.7 million compared to 2005. Growth in subscriptions revenue related to credit risk assessment products grew approximately 5% or $4.9 million compared to prior year and risk services revenue increased approximately $4 million or about 36% compared to prior year. In 2006, international MKMV revenue accounted for 56% of its global revenue.

MKMV's operating, selling, general and administrative expenses were $109.6 million in 2006, a decrease of $1.8 million or 1.6% from $111.4 million in 2005. The 2006 expenses include a total of $3.5 million due to training and recruitment, sales and marketing expenses. Additionally, 2006 expenses include a $2.2 million charge recorded in connection with a non-income tax matter. The 2005 expenses included approximately $7 million related to severance costs, the write-off of capitalized software development and a liability for unpaid overtime due to certain employees. MKMV operating income was $16.6 million for 2006 compared with $3.3 million in 2005. Currency translation did not have a significant year-to-year impact on MKMV results.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

Total Company Results

Moody's revenue for 2005 was $1,731.6 million, an increase of $293.3 million or 20.4% from $1,438.3 million during 2004. Moody's achieved strong revenue growth in several business sectors, including global structured finance, financial institutions and research, international corporate finance and U.S. public finance.

Revenue in the United States was $1,085.4 million for 2005, an increase of $174.2 million or 19.1% from $911.2 million in 2004. Approximately 85% of the U.S. growth was driven by structured finance and research, reflecting strong issuance across all structured asset classes and continued demand for core research products. U.S. financial institutions, public finance and corporate finance contributed to year-to-year growth as well.

Moody's international revenue was $646.2 million in 2005, an increase of $119.1 million or 22.6% from $527.1 million in 2004. International ratings revenue grew approximately $86 million versus the prior year, with approximately 77% of the growth related to Europe of which financial institutions contributed approximately $31 million of revenue growth primarily due to increased issuance and new ratings relationships. European structured finance, research and corporate finance contributed to growth as well. Favorable foreign currency translation accounted for approximately $7 million of reported international revenue growth.

Moody's operating, selling, general and administrative expenses of $756.8 million in 2005 were $139.0 million or 22.5% greater than $617.8 million in 2004. Compensation and benefits continue to be Moody's largest expense, accounting for more than 70% of total expenses in 2005 and 2004. Moody's average global staffing of approximately 2,700 employees during the year ended December 31, 2005 was approximately 12% higher than during the same prior year period. This increase includes approximately 100 people due to the acquisition of Economy.com in November 2005 and hiring to support business growth mainly in the U.S. and European ratings businesses. The table below shows Moody's staffing at year-end 2005 compared with year-end 2004.

	December 31, 2005			December 31, 2004		
	United States	International	Total	United States	International	Total
Moody's Investors Service	1,600	919	2,519	1,358	761	2,119
Moody's KMV	303	74	377	329	68	397
Total	1,903	993	2,896	1,687	829	2,516

Operating expenses were $452.9 million in 2005, an increase of $77.5 million or 20.6% from $375.4 million in 2004. The largest contributor to this increase was growth in compensation and benefits expense of $62.7 million, reflecting compensation increases, increased staffing, higher stock-based compensation expense and $3.2 million for the settlement of certain pension obligations. Moody's global staffing reflected the acquisition of Economy.com in November 2005 and hiring primarily in the U.S. and European ratings businesses to support business growth. Stock-based compensation expense increased $18.7 million year-to-year. As more fully discussed in Notes 2 and 11 to the consolidated financial statements, the Company adopted the fair value method provisions of SFAS No. 123 prospectively beginning on January 1, 2003. The year-to-year increase in expense reflects the phasing in of expense over the current four-year equity plan vesting period as annual equity grants are made, the effects of a higher share price on the value of the 2005 equity grants versus 2004, and additional expense recorded in the first quarter of 2005 related to the accelerated expensing of equity grants for employees at or near retirement eligibility. Outside service fees increased by approximately $7 million of which approximately $6 million relates to information technology investment spending.

Selling, general and administrative expenses were $303.9 million in 2005, an increase of $61.5 million or 25.4% from $242.4 million in 2004. Year-to-year expense increases included growth in compensation and benefits of $29.4 million, reflecting compensation increases, increased staffing in finance and technology support functions and $8.3 million related to stock-based compensation as discussed above. Additionally, as a result of a tax audit by Japanese taxing authorities that was completed in the second quarter of 2005, expenses for 2005 included a charge of $9.4 million for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005. Outside service fees increased by approximately $6 million of which approximately $3 million relates to information technology investment spending and about $2 million relates to legal fees.

Operating income of $939.6 million in 2005 rose $153.2 million or 19.5% from $786.4 million in 2004. Favorable foreign currency translation contributed approximately $6 million to operating income growth. Moody's operating margin for 2005 was 54.3% compared to 54.7% in 2004.

Moody's reported $4.9 million of interest and other non-operating expense, net in 2005 compared with $15.1 million in 2004. Interest expense was $21.0 million in 2005 and $23.0 million in 2004. The amounts included $20.9 million and $22.8 million of interest expense on Moody's $300 million of notes payable for 2005 and 2004, respectively. Interest income was $26.0 million in 2005 compared to $6.8 million in 2004. The increase was due to a higher average investment balance as well as an increase in the weighted average yield. Foreign exchange (losses)/gains were ($8.2) million and $1.9 million in 2005 and 2004, respectively. The year-over-year change was primarily due to the appreciation of the U.S. dollar versus the British pound and the euro.

Moody's effective tax rate was 40.0% in 2005 compared to 44.9% in 2004. The effective tax rates included $8.8 million in credits and $30.0 million in charges due to changes in reserves in 2005 and 2004, respectively, related to legacy income tax exposures that were assumed by Moody's in connection with its separation from Old D&B in October 2000 (see "Contingencies—Legacy Tax Matters", below). Additionally, Moody's recognized a tax benefit of $3.6 million in 2005 related to the repatriation of foreign earnings under the American Jobs Creation Act of 2004.

Net income was $560.8 million in 2005, an increase of $135.7 million or 31.9% from $425.1 million in 2004. Basic and diluted earnings per share for 2005 were $1.88 and $1.84, respectively, compared to basic and diluted earnings per share of $1.43 and $1.40, respectively, for 2004.

Segment Results

Moody's Investors Service Revenue at Moody's Investors Service for 2005 was $1,600.3 million, up $282.8 million or 21.5% from $1,317.5 million in 2004. Ratings revenue accounted for $241.2 million of growth with approximately 80% of that growth coming from global structured finance and European financial institutions. Good growth was achieved in a number of other ratings sectors as well as in research. Foreign currency translation accounted for approximately $7 million of reported revenue growth. Price increases also contributed to year-to-year growth in reported revenue.

Structured finance revenue was $715.4 million for 2005, an increase of $162.3 million or 29.3% from $553.1 million in 2004. Approximately $129 million of the increase was in the U.S., with the residential mortgage, collateralized debt and commercial mortgage sectors contributing approximately 88% of this amount. Attractive mortgage products, such as low-adjustable-rate mortgages, as well as rising home prices and continued strength in the new housing market were key drivers in providing assets for residential mortgage securitizations. Demand for collateralized debt obligations increased as an ample supply of collateralized loan obligations and cash flow resecuritizations drove issuance higher. Global commercial mortgage-backed revenue was approximately $119 million, about 47% more than prior year, as record issuance drove revenue growth during the year. International structured finance revenue grew approximately $33 million year-to-year, with Europe contributing about $23 million.

Corporate finance revenue was $323.2 million for 2005, up $23.6 million or 7.9% from $299.6 million in 2004. Revenue increased modestly in the U.S., as declines in high yield revenue largely offset higher revenue from bank loan ratings due to issuance related growth, an increase in first time rated issuers and price increases related in part to Moody's Enhanced Analysis Initiative. High yield bond issuance declined approximately 31% as many issuers shifted to the leveraged loan markets for financing needs. Conversely, investment grade corporate debt issuance increased about 5% compared to 2004, as numerous large deals came to market in the transportation, energy and technology sectors. International corporate finance revenue increased approximately $18 million or about 19% due to new ratings mandates in Europe and Asia and increased investment grade corporate bond issuance. Price increases also contributed to year-to-year growth in global corporate finance revenue.

Revenue in the financial institutions and sovereign risk group was $254.6 million for 2005, an increase of $45.7 million or 21.9% from $208.9 million in 2004. In the U.S., revenue grew approximately $11 million, principally due to strength in issuance volume in insurance and a number of new rating assignments in the insurance, finance and securities sectors. Internationally, revenue grew approximately $35 million compared to the prior year period, primarily due to increased issuance and new ratings mandates in Europe. European issuance was particularly strong in the banking and insurance sectors. Price increases, in part, related to Moody's Enhanced Analysis Initiative, also contributed to year-to-year growth in global financial institutions revenue.

Public finance revenue was $91.8 million for 2005, an increase of $9.6 million or 11.7% from $82.2 million for the same period in 2004. Dollar issuance in the municipal bond market was approximately $409 billion or about 14% more than the same period in 2004, as issuers took advantage of low longer-term interest rates and narrow spreads between long and short-term rates, which favored advance refinancings. Refinancings represented approximately 45% of total dollar issuance in 2005 as compared to approximately 36% during 2004.

Research revenue of $215.3 million for 2005 was $41.6 million or 23.9% higher than the $173.7 million reported in 2004. Revenue grew by approximately $19 million in the U.S. and about $22 million internationally with Europe accounting for approximately 76% of international growth. Research and analytics services accounted for approximately $26 million of global revenue growth primarily from credit research on corporate and financial institutions and the structured finance related business. Revenue growth from the licensing of Moody's information to institutional customers for internal use and redistribution was approximately $48 million, an increase of about $13 million, or approximately 37% from the prior year. Research revenue includes the results of Economy.com from November 17, 2005, the acquisition date. Foreign currency translation also contributed about $4 million to growth in international research revenue.

Moody's Investors Service operating, selling, general and administrative expenses, including corporate expenses, were $645.4 million in 2005, an increase of $127.4 million or 24.6% from $518.0 million in 2004. The largest contributor to this increase was growth in compensation and benefits of $86.8 million reflecting compensation increases, increased staffing primarily in the U.S. and European ratings businesses, higher stock-based compensation expense of $25.7 million and $3.2 million for the settlement of certain pension obligations. As a result of a tax audit by Japanese taxing authorities that was completed in the second quarter of 2005, expenses for 2005 included a charge of $9.4 million for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005. Outside service fees increased by approximately $13 million of which approximately $9 million relates to information technology investment spending and about $2 million relates to legal fees. Foreign currency translation contributed approximately $1 million to year-to-year growth in reported expenses.

Moody's Investors Service operating income of $936.3 million in 2005 was up $154.1 million or 19.7% from $782.2 million in 2004. Foreign currency translation contributed approximately $6 million to the year-to-year growth in operating income.

Moody's KMV Moody's KMV revenue of $131.3 million for 2005 was $10.5 million or 8.7% more than the same period in 2004. MKMV's revenue growth reflected increasing demand from risk products and credit decisioning software and software related consulting. Growth in subscriptions revenue related to credit risk assessment products grew approximately $6 million or about 6% compared to prior year, but was adversely affected by higher cancellation rates, due in part to bank consolidations. In 2005, international revenue accounted for approximately 56% of global revenue.

MKMV's operating, selling, general and administrative expenses were $111.4 million for 2005, an increase of $11.6 million or 11.6% from $99.8 million for 2004. This increase included $1.3 million related to stock-based compensation, as discussed above. The 2005 expense also included approximately $7 million related to severance costs, the write-off of capitalized software development and a liability for unpaid overtime due to certain employees. MKMV operating income was $3.3 million for 2005 compared with $4.2 million for 2004. Currency translation did not have a significant year-to-year impact on MKMV results.

Market Risk

Moody's maintains operations in 21 countries outside the United States. Approximately 29% of the Company's revenue was billed in currencies other than the U.S. dollar in 2006, principally the British pound and the euro. Approximately 36% of the Company's expenses were incurred in currencies other than the U.S. dollar in 2006, principally the British pound and the euro. As such, the Company is exposed to market risk from changes in foreign exchange rates.

As of December 31, 2006, approximately 30% of Moody's assets were located outside the U.S. Of Moody's aggregate cash and cash equivalents of $408.1 million at December 31, 2006, approximately $232 million was located outside the United States (with $121 million in the U.K.), making the Company susceptible to fluctuations in foreign exchange rates. Additionally, of Moody's aggregate short-term investments of $75.4 million, approximately $14 million were located outside the United States. The effects of changes in the value of foreign currencies relative to the U.S. dollar on assets and liabilities of non-U.S. operations with non-U.S. functional currencies are charged or credited to the cumulative translation adjustment in shareholders' equity.

Moody's cash equivalents consist of investments in high quality investment grade securities within and outside the United States. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of high quality investment grade auction rate securities within the United States. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer.

The Company continues to assess the need to enter into hedging transactions to limit its risk due to fluctuations in exchange rates. In 2006, the Company entered into two insignificant hedging transactions using purchased put options designated as cash flow hedges to protect against foreign currency exchange rate risks from forecasted billings denominated in euros. Under the Company's current foreign exchange hedging program, the Company hedges currency risk exclusively for the purpose of reducing volatility in the Company's cash flows. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from currency variations. Gains or losses associated with hedging activities also may impact revenue. The Company continues to assess the need to enter into future hedging transactions and the Company does not have any material derivative financial instruments outstanding as of December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

The Company is currently financing its operations, capital expenditures and share repurchases through cash flow from operations. Net cash provided by operating activities was $752.5 million, $707.9 million and $526.2 million for the years ended December 31, 2006, 2005 and 2004.

Moody's net cash provided by operating activities in 2006 increased by $44.6 million compared with 2005. Growth in net income contributed $193.1 million to cash provided by operating activities. The 2006 cash flows include a decrease relating to excess tax benefits from stock-based compensation plans of $103.2 million that are now classified as a cash flow from financing activities as required under SFAS No. 123R. Prior to the adoption of SFAS No. 123R in the first quarter of 2006, excess tax benefits relating to stock-based compensation was presented in the consolidated statements of cash flows as an operating cash flow, along with other tax cash flows. The operating cash flow includes a decrease of $160.6 million from the gain on sale of the Company's headquarters building. The cash proceeds are reported as an investing activity in the statement of cash flows. The change in accounts receivable is attributable to increases in revenue offset by improved collection. Additionally, Moody's deposited approximately $40 million with the IRS in the first quarter of 2006 relating to Amortization Expense Deductions, as discussed in Note 16 to the consolidated financial statements. This deposit was recorded in other assets. Tax payments increased by $53 million in 2006 versus 2005 offset by increases in income taxes payable due to growth in pre-tax net income. An increase in deferred revenue increased cash flow from operations by $28 million which is due to increased volume in annual and initial fees in both the ratings and research businesses.

Moody's net cash provided by operating activities in 2005 increased by $181.7 million compared with 2004. Contributing to this growth was the increase in net income of $135.7 million, higher non-cash stock-based compensation expense of $27.0 million and higher tax benefits from exercise of stock options of $14.3 million. Improved collection of accounts receivable also benefited cash flow from operations by approximately $40 million. In addition, timing of quarterly federal, state and international income tax payments and growth in the tax provision for 2005 compared with 2004 contributed $56.7 million to year-to-year growth in cash provided by operating activities. Partially offsetting these benefits were the payment of $46.8 million related to the settlement of legacy tax matters as well as a $38.8 million reduction in year-over-year non-cash legacy income tax expense, as discussed below in "Contingencies—Legacy Tax Matters".

Net cash provided by (used in) investing activities was $116.1 million, ($150.4) million and ($31.3) million for the years ended December 31, 2006, 2005 and 2004, respectively. Capital expenditures, primarily for property and equipment and internal use software, totaled $31.1 million, $31.3 million and $21.3 million in 2006, 2005 and 2004, respectively. Net maturities (investments) in marketable securities totaled $22.5 million, ($88.9) million and ($6.5) million in 2006, 2005 and 2004, respectively. The 2006 spending on acquisitions was $39.2 million, which related primarily to the purchase of a 49% share in China Cheng Xin International Credit Rating Co. Ltd and the acquisition of Wall Street Analytics, Inc., net of cash acquired. The 2005 spending on acquisitions primarily related to the acquisition of Economy.com, net of cash acquired, and a contingent payment made in the second quarter of 2005 related to Korea Investors Service. The 2004 amount primarily related to investments in rating agencies in Russia, Korea, Egypt and India. The net proceeds received from the sale of the Company's headquarters building at 99 Church Street, New York, New York in the fourth quarter of 2006 were $163.9 million.

Net cash used in financing activities was $965.2 million, $666.5 million and $162.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Spending for share repurchases totaled $1,093.6 million in 2006, $691.7 million in 2005 and $221.3 million in 2004. Dividends paid were $79.5 million, $60.3 million and $44.7 million in 2006, 2005 and 2004, respectively. The increase in dividends reflects a quarterly dividend paid of $0.07 per share in 2006, $0.0375 in the first quarter and $0.055 in the subsequent quarters per share in 2005 versus a quarterly dividend of $0.0375 per share in 2004. These amounts were offset in part by proceeds from exercises of stock options of $105.3 million in 2006, $89.1 million in 2005 and $105.0 million in 2004. The 2006 amount also includes $103.2 million of excess tax benefits from stock-based compensation plans that are now classified as a cash flow from financing activities under SFAS No. 123R.

FUTURE CASH REQUIREMENTS

Moody's currently expects to fund expenditures from internally generated funds. The Company believes that it has the financial resources needed to meet its cash requirements for the next twelve months and expects to have positive operating cash flow for fiscal year 2007. Cash requirements for periods beyond the next twelve months will depend, among other things, on the Company's profitability and its ability to manage working capital requirements.

The Company currently intends to use a portion of its cash flow to pay dividends. On December 12, 2006, the Board of Directors of the Company approved the declaration of a quarterly dividend of $0.08 per share of Moody's common stock, payable on March 10, 2007 to shareholders of record at the close of business on February 20, 2007. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board of Directors.

The Company also currently expects to use a significant portion of its cash flow to continue its share repurchase program. The Company implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program. Moody's may also purchase opportunistically when conditions warrant. On June 5, 2006, the Board of Directors authorized a $2 billion share repurchase program. There is no established expiration date for this authorization. During August 2006, the Company had completed its previous $1 billion share repurchase program, which had been authorized by the Board of Directors in October 2005. The Company's intent is to return capital to shareholders in a way that serves Moody's long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter.

The Company entered into an operating lease agreement (the "Lease") commencing on October 20, 2006 with 7 World Trade Center, LLC for 589,945 square feet of an office building located at 7 World Trade Center at 250 Greenwich Street, New York, New York, which will serve as Moody's new headquarters. The Lease has an initial term of approximately 21 years with a total of 20 years of renewal options. The total base rent of the lease over its initial 21-year term is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation. The Company will incur approximately $110 million of costs in 2007 to fit out the new headquarters. The costs will be paid for using the proceeds from the sale of the Company's current corporate headquarters building.

In addition, the Company will from time to time consider cash outlays for acquisitions of or investments in complementary businesses, products, services and technologies. The Company may also be required to make future cash outlays to pay to New D&B its share of potential liabilities related to the legacy tax and legal contingencies that are discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations under "Contingencies". These potential cash outlays could be material and might affect liquidity requirements, and they could cause the Company to pursue additional financing. There can be no assurance that financing to meet cash requirements will be available in amounts or on terms acceptable to the Company, if at all.

INDEBTEDNESS

On September 30, 2005, the Company entered into a Note Purchase Agreement and issued and sold through a private placement transaction $300 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes ("Notes"). The Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. The proceeds from the sale of the Notes were used to refinance $300 million aggregate principal amount of the Company's outstanding 7.61% Senior Notes ("Old Notes") which matured on September 30, 2005. In the event that Moody's pays all or part of the Notes in advance of their maturity (the "Prepaid Principal"), such prepayment will be subject to a penalty calculated based on the excess, if any, of the discounted value of the remaining scheduled payments, as defined in the agreement, over the Prepaid Principal.

On September 1, 2004, Moody's entered into a five-year senior, unsecured bank revolving credit facility (the "Facility") in an aggregate principal amount of $160 million that expires in September 2009. This Facility replaced the $80 million five-year facility that was scheduled to expire in September 2005 and the $80 million 364-day facility that expired in September 2004. Interest on borrowings under the Facility is payable at rates that are based on the London InterBank Offered Rate plus a premium that can range from 17 basis points to 47.5 basis points depending on the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization ("Earnings Coverage Ratio"), as defined in the related agreement. At December 31, 2006, such premium was 17 basis points. The Company also pays quarterly facility fees regardless of borrowing activity under the Facility. The quarterly fees can range from 8 basis points of the Facility amount to 15 basis points, depending on the Company's Earnings Coverage Ratio, and were 8 basis points at December 31, 2006. Under the Facility, the Company also pays a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding under the Facility exceeds 50% of the Facility.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for share repurchase and other strategic opportunities, which would result in higher financing costs.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements. The Facility also contains financial covenants that, among other things, require the Company to maintain an Interest Coverage Ratio, as defined in the agreement, of not less than 3 to 1 for any period of four consecutive fiscal quarters, and an Earnings Coverage Ratio, as defined in the agreement, of not more than 4 to 1 at the end of any fiscal quarter. At December 31, 2006, the Company was in compliance with such covenants. Upon the occurrence of certain financial or economic events, significant corporate events or certain other events constituting an event of default under the Agreements, all loans outstanding under the Agreements (including accrued interest and fees payable thereunder) may be declared immediately due and payable and all commitments under the Agreements may be terminated. In addition, certain other events of default under the Agreements would automatically result in amounts outstanding becoming immediately due and payable and all commitments being terminated.

In October 2006, Moody's amended its Facility by increasing the limit on sale proceeds resulting from a sale-leaseback transaction of its corporate headquarters building at 99 Church Street from $150 million to $250 million. Additionally, the restriction on liens to secure indebtedness related to the sale of 99 Church Street was also increased from $150 million to $250 million. The Company also increased the expansion feature of the credit facility from $80 million to $340 million, subject to obtaining commitments for the incremental capacity at the time of draw down from the existing lenders. This increase gives the Company potential borrowing capacity under the Facility of $500 million.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2006 and 2005, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or variable interest entities where Moody's is the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

CONTRACTUAL OBLIGATIONS

The following table presents payments due under the Company's contractual obligations as of December 31, 2006.

		Payments Due by Period			
(in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Notes payable[1]	$ 430.7	$14.9	$ 29.9	$29.9	$356.0
Capital lease obligations	1.0	0.5	0.5	–	–
Operating lease obligations[2]	639.5	34.5	80.4	62.2	462.4
Purchase obligations[3]	30.4	23.6	6.7	0.1	–
Total[4]	$1,101.6	$73.5	$117.5	$92.2	$818.4

(1) Includes $3.7 million of accrued interest as of December 31, 2006 and $127.0 million of interest that will accrue and be due from January 1, 2007 through September 30, 2015, when the notes mature.

(2) Includes the new operating lease agreement, which commenced on October 20, 2006, between the Company and 7 World Trade Center, LLC for 589,945 square feet located at 7 World Trade Center at 250 Greenwich Street, New York, New York, which will serve as Moody's new corporate headquarters in mid- to late 2007. See "Future Cash Requirements" for further information.

(3) Purchase obligations include contracts for professional services, data processing services, telecommunication services and data back-up facilities.

(4) In early 2007, the Company entered into contractual obligations of approximately $110 million related to the buildout of its new corporate headquarters at 7 World Trade Center. These amounts are not included in the table above.

2007 OUTLOOK

Moody's outlook for 2007 is based on assumptions about many macroeconomic and capital market factors, including interest rates, corporate profitability and business investment spending, merger and acquisition activity, consumer spending, residential mortgage borrowing and refinancing activity, securitization levels and capital markets issuance. There is an important degree of uncertainty surrounding these assumptions and, if actual conditions differ from these assumptions, Moody's results for the year may differ from the current outlook.

For Moody's overall, the Company projects low double-digit percent revenue growth for the full year 2007. This growth assumes foreign currency translation in 2007 at current exchange rates, which would result in no material full year impact from currency translation. Excluding the gain on sale of the 99 Church Street building, Moody's expects the operating margin to decline by approximately 150 basis points in 2007, due to investments the Company is continuing to make to sustain business growth, including international expansion, improving analytical processes, pursuing ratings transparency and compliance initiatives, introducing new products, improving technology infrastructure and relocating Moody's headquarters in New York City. Diluted earnings per share in 2007 are projected to be modestly lower compared to 2006 as a result of the after-tax gain of $94.1 million on the sale of the 99 Church Street headquarters building in the fourth quarter of 2006.

In the U.S., the Company projects low double-digit percent revenue growth for the Moody's Investors Service ratings and research business for the full year 2007. In the U.S. structured finance business, Moody's expects revenue for the year to rise in the high-single to double-digit percent range, including strong double-digit year-over-year percent growth in revenue from credit derivatives and commercial mortgage-backed securities ratings, partially offset by an expected decline in revenue from residential mortgage-backed securities ratings, including home equity securitization.

In the U.S. corporate finance business, Moody's expects revenue growth in the low double-digit percent range for the year, including good growth from rated bonds, bank loans and new products. The Company anticipates a stronger first half of 2007 followed by a weaker second half in this sector, due in part to an expected moderation in the pace of leveraged buyout transactions.

In the U.S. financial institutions sector, the Company projects revenue in 2007 to grow in the low teens percent range for the year. For the U.S. public finance sector, Moody's expects revenue for 2007 to grow modestly. The Company forecasts growth in the U.S. research business to be about 20%.

Outside the U.S., Moody's expects ratings revenue to grow in the high-teens percent range with mid- to high-teens percent growth in all major business lines, led by corporate finance revenue growth in Europe and Asia, financial institutions growth in Europe and growth in international structured finance. The Company also projects about twenty percent growth in international research revenue.

For Moody's KMV globally, the Company expects growth in sales and revenue from credit risk assessment subscription products, credit decision processing software and professional services. This should result in low double-digit percent growth in revenue with greater growth in profitability.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on recognition and derecognition of tax benefits resulting from a subsequent change of judgment, classification of liabilities, interest and penalties, accounting in interim periods and disclosure. In accordance with FIN No. 48, a company is required to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authority will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement with a taxing authority, without considering time values. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and accordingly, is required to be adopted by the Company on January 1, 2007. Upon adoption of FIN No. 48 on January 1, 2007, the Company expects a reduction of retained earnings of between $40 million and $45 million with no impact to the statement of operations and cash flows. This is based on a preliminary assessment and could change based on final analysis which will be completed by the end of the first quarter of 2007. After the initial adoption of FIN No. 48, the financial impacts to the statement of operations and cash flows is dependent upon the ultimate resolution of legacy tax matters and other tax matters with the taxing authorities. The Company is unable to predict the final resolution of these matters. See Note 16, "Contingencies" for further discussion of legacy tax matters.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which establishes a single authoritative definition of fair value whereby fair value is based on an exit price that would result from market participants' behavior, as well as sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted by other accounting standards except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 imposes no requirements for additional fair-value measures in financial statements and is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company as of January 1, 2008. The Company is currently assessing the impacts that the adoption of this standard will have on its consolidated financial position and results of operations.

CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings, other than routine litigation incidental to Moody's business, material proceedings known to be contemplated by governmental authorities and other pending matters that it may determine to be appropriate. For those matters where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation will not have a material adverse effect on Moody's financial position, results of operations or cash flows, subject to the contingencies described below.

LEGACY CONTINGENCIES

Moody's has exposure to certain potential liabilities assumed in connection with the 2000 Distribution. These contingencies are referred to by Moody's as "Legacy Contingencies". The principal Legacy Contingencies presently outstanding relate to tax matters.

To understand the Company's exposure to the potential liabilities described below, it is important to understand the relationship between Moody's and New D&B, and the relationship among New D&B and its predecessors and other parties who, through various corporate reorganizations and related contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, The Dun & Bradstreet Corporation through a spin-off separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant"). In June 1998, The Dun & Bradstreet Corporation through a spin-off separated into two separate public companies: The Dun & Bradstreet Corporation and R.H. Donnelley Corporation. During 1998, Cognizant through a spin-off separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, Old D&B through a spin-off separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Legacy Tax Matters

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities.

Pursuant to a series of agreements, as between themselves, IMS Health and NMR are jointly and severally liable to pay one-half, and New D&B and Moody's are jointly and severally liable to pay the other half, of any payments for taxes, penalties and accrued interest resulting from unfavorable Internal Revenue Service ("IRS") rulings on certain tax matters as described in such agreements (excluding the matter described below as "Amortization Expense Deductions" for which New D&B and Moody's are solely responsible) and certain other potential tax liabilities, also as described in such agreements.

In connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have, between themselves, agreed to be financially responsible for any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

Without limiting the generality of the foregoing, three specific tax matters are discussed below.

Royalty Expense Deductions This matter related to the IRS's stated intention to disallow certain royalty expense deductions claimed by Old D&B on its tax returns for the years 1993 through 1996 as well as the IRS's intention to reallocate to Old D&B income and expense items that had been reported in a certain partnership tax return for 1996. These matters were settled with the IRS in a closing agreement executed in the third quarter of 2005 and accordingly, the Company reduced its reserve for this matter by $11.5 million. However, IMS Health and NMR disagreed with New D&B's calculation of each party's share of the liability. New D&B may commence arbitration proceedings against IMS Health and NMR to collect the $7.3 million that New D&B and Moody's each were obligated to pay to the IRS on their behalf. Based upon the current understanding of the positions that New D&B and IMS Health may take, the Company believes it is likely that New D&B will prevail, but Moody's cannot predict with certainty the outcome.

In the second quarter of 2006, Moody's paid approximately $9 million for the state income tax liability connected with the terms of the October 2005 settlement with the IRS and reversed the remaining reserve of $1.5 million.

Additionally, the IRS reasserted its position that certain tax refund claims made by Old D&B related to 1993 and 1994 may be offset by tax liabilities relating to the above mentioned partnership formed in 1993. In the fourth quarter of 2005, New D&B filed a protest with the IRS Appeals Office concerning the IRS's denial of the tax refunds. In the third quarter of 2006, the IRS Appeals Office rejected New D&B's protest. New D&B is determining whether to file suit for the refund. Moody's share is estimated at approximately $9 million.

Amortization Expense Deductions In April 2004, New D&B received Examination Reports (the "April Examination Reports") from the IRS with respect to a partnership transaction entered into in 1997 which resulted in amortization expense deductions on the tax returns of Old D&B since 1997. These deductions could continue through 2012. In the April Examination Reports, the IRS stated its intention to disallow the amortization expense deductions related to this partnership that were claimed by Old D&B on its 1997 and 1998 tax returns. The IRS also stated its intention to disallow certain royalty expense deductions claimed by Old D&B on its 1997 and 1998 tax returns with respect to the partnership transaction. In addition, the IRS stated its intention to disregard the partnership structure and to reallocate to Old D&B certain partnership income and expense items that had been reported in the partnership tax returns for 1997 and 1998. New D&B disagrees with these positions taken by the IRS. IRS audits of Old D&B's or New D&B's tax returns for years subsequent to 1998 have resulted in the issuance of similar Examination Reports for the 1999 through 2002 tax years. Similar Examination Reports could result for tax years subsequent to 2002.

Should any such payments be made by New D&B related to either the April Examination Reports or any potential Examination Reports for future years, including years subsequent to the separation of Moody's from New D&B, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its share. In addition, should New D&B discontinue claiming the amortization expense deductions on future tax returns, Moody's would be required, pursuant to the terms of the 2000 Distribution Agreement, to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits. New D&B had paid the discounted value of 50% of the future tax benefits from this transaction in cash to Moody's at the Distribution Date. Moody's estimates that the Company's potential exposures (including penalties and interest, and net of tax benefits) could be up to $120 million relating to the disallowance of amortization expense deductions and could increase by approximately $6 million to $10 million per year, depending on actions that the IRS may take and on whether New D&B continues claiming the amortization expense deductions on its tax returns. Additionally, there are potential exposures that could be up to $164 million relating to the reallocation of the partnership income and expense to Old D&B. Moody's also could be obligated for future interest payments on its share of such liability.

New D&B is currently in discussion with the IRS on these issues. On March 3, 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies up to or equal to that amount with respect to the 1997 through 2002 tax years.

Moody's believes that the IRS's proposed assessments of tax against Old D&B and the proposed reallocations of partnership income and expense to Old D&B are inconsistent with each other. Accordingly, while it is possible that the IRS could ultimately prevail in whole or in part on one of such positions, Moody's believes that it is unlikely that the IRS will prevail on both.

Utilization of Capital Losses In December 2004, New D&B executed a formal settlement agreement for all outstanding issues related to the matter concerning utilization of certain capital losses generated by Old D&B during 1989 and 1990. New D&B received two assessments on this matter during the first quarter of 2005. The third and final assessment was received in April 2006 of which Moody's paid $0.3 million. The amounts paid by Moody's for the first two assessments included its share of approximately $4 million that Moody's and New D&B believe should have been paid by IMS Health and NMR, but were not paid by them due to their disagreement with various aspects of New D&B's calculation of their respective shares of the payments. New D&B was unable to resolve this dispute with IMS Health and NMR, and has commenced arbitration proceedings against them. Moody's believes that New D&B

should prevail in its position, but the Company cannot predict with certainty the outcome. In the first quarter of 2005, Moody's had increased its liabilities by $2.7 million due to this disagreement.

Summary of Moody's Exposure to Legacy Tax Related Matters The Company considers from time to time the range and probability of potential outcomes related to its legacy tax matters and establishes liabilities that it believes are appropriate in light of the relevant facts and circumstances. In doing so, Moody's makes estimates and judgments as to future events and conditions and evaluates its estimates and judgments on an ongoing basis.

For the years ended December 31, 2006, 2005 and 2004, the Company recorded $2.4 million and $8.8 million net reversals of reserves and increased reserves by $30.0 million, respectively. The Company also has recorded $3.5 million, $5.8 million and $3.4 million of net interest expense related to its legacy tax matters in the years ended December 31, 2006, 2005 and 2004, respectively. Moody's total recorded net legacy tax related liabilities as of December 31, 2006 were $93 million and are classified as long term.

It is possible that the legacy tax matters could be resolved in amounts that are greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows. In matters where Moody's believes the IRS has taken inconsistent positions, Moody's may be obligated initially to pay its share of related duplicative assessments. However, Moody's believes that ultimately it is unlikely that the IRS would retain such duplicative payments.

DIVIDENDS

During 2006, the Company paid a quarterly dividend of $0.07 per share in each of the quarters of Moody's common stock, resulting in dividends paid per share of $0.28 during the year. During 2005, the Company paid a quarterly dividend of $0.0375 in the first quarter and $0.055 in each of the three subsequent quarters, per share of Moody's common stock, resulting in dividends paid per share of $0.2025 during the year. During 2004, the Company paid quarterly dividends of $0.0375 per share of Moody's common stock resulting in total dividends paid per share of $0.15.

On December 12, 2006, the Board of Directors of the Company approved the declaration of a quarterly dividend of $0.08 per share of Moody's common stock, payable on March 10, 2007 to shareholders of record at the close of business on February 20, 2007. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board of Directors.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends declared for the periods shown. The number of registered shareholders of record at January 31, 2007 was 4,275.

	Price Per Share		Dividends Declared
	High	Low	Per Share
2005:			
First quarter	$44.53	$40.29	$0.055
Second quarter	47.04	39.55	0.055
Third quarter	51.89	44.05	0.055
Fourth quarter	$62.50	$49.28	0.070
Year ended December 31, 2005	$62.50	$39.55	$0.235
2006:			
First quarter	**$71.95**	**$61.09**	**$ 0.07**
Second quarter	**73.29**	**49.77**	**0.07**
Third quarter	**65.84**	**49.76**	**0.07**
Fourth quarter	**$71.70**	**$60.60**	**0.08**
Year ended December 31, 2006	**$73.29**	**$49.76**	**$ 0.29**

Risk Factors

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems minor or insignificant also may impair its business operations. If any of the following risks occur, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

CHANGES IN THE VOLUME OF DEBT SECURITIES ISSUED IN DOMESTIC AND/OR GLOBAL CAPITAL MARKETS AND CHANGES IN INTEREST RATES AND OTHER VOLATILITY IN THE FINANCIAL MARKETS

Approximately 80% of Moody's revenue in 2006 was derived from ratings, a significant portion of which was related to the issuance of credit-sensitive securities in the global capital markets. The Company anticipates that a substantial part of its business will continue to be dependent on the number and dollar volume of debt securities issued in the capital markets. Therefore, the Company's results could be adversely affected by a reduction in the level of debt issuance.

Unfavorable financial or economic conditions that either reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities could reduce the number and dollar volume of debt issuance for which Moody's provides ratings services. In addition, increases in interest rates or credit spreads, volatility in financial markets or the interest rate environment, significant regulatory, political or economic events, defaults of significant issuers and other market and economic factors may negatively impact the general level of debt issuance, the debt issuance plans of certain categories of borrowers, and/or the types of credit-sensitive products being offered. A sustained period of market decline or weakness could also have a material adverse effect on Moody's business and financial results.

POSSIBLE LOSS OF MARKET SHARE OR REVENUE THROUGH COMPETITION OR REGULATION

The markets for credit ratings, research and credit risk management services are increasingly competitive. Moody's competes on the basis of a number of factors, including quality of ratings, customer service, research, reputation, regulatory qualification, price, geographic scope, range of products and technological innovation. For example, a large investment grade default could impact the Company's reputation and potentially lead to greater regulatory oversight. Moody's faces competition from, among others, Standard & Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc., Fitch, a subsidiary of Fimalac S.A., Dominion Bond Rating Service, Ltd. of Canada ("DBRS"), local rating agencies in a number of international jurisdictions and niche companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company, Inc., with respect to the insurance industry). Since Moody's believes that some of its most significant challenges and opportunities will arise outside the U.S., it will have to compete with rating agencies that may have a stronger local presence or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions that Moody's does not receive.

Currently, Moody's, S&P, Fitch, DBRS and A.M. Best Company, Inc. are designated as Nationally Recognized Statistical Rating Organizations by the Securities and Exchange Commission ("SEC"). In September 2006, the United States Congress passed into law the Credit Rating Agency Reform Act of 2006. As a direct result, the SEC is mandated to complete a rule-making process which implements the legislation by June 2007, for further information, see the section entitled "Regulation" in Item 1. "Business", of the Company's 2006 annual report on Form 10-K filed with the SEC on March 1, 2007. At present, Moody's is unable to assess the impact of any regulatory changes that may result from the SEC's rule-making process.

INTRODUCTION OF COMPETING PRODUCTS OR TECHNOLOGIES BY OTHER COMPANIES

The markets for credit ratings, research and credit risk management services are competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and to utilize emerging technological trends is a key factor in maintaining market share. Competitors may develop quantitative methodologies or related services for assessing credit risk that customers and market participants may deem preferable, more cost-effective or more valuable than the credit risk assessment methods currently employed by Moody's. Moody's growth prospects could also be adversely affected by limitations of its information technologies that fail to provide adequate capacity and capabilities to meet increased demands of producing quality ratings and research products.

INCREASED PRICING PRESSURE FROM COMPETITORS AND/OR CUSTOMERS

In the credit rating, research and credit risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service. While Moody's seeks to compete primarily on the basis of the quality of its products and service, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share.

POSSIBLE LOSS OF KEY EMPLOYEES TO INVESTMENT OR COMMERCIAL BANKS OR ELSEWHERE AND RELATED COMPENSATION COST PRESSURES

Moody's success depends in part upon recruiting and retaining highly skilled, experienced financial analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives. Investment banks and other competitors for analyst talent may be able to offer higher compensation than Moody's. Moody's also may not be able to identify and hire employees in some markets outside the U.S. with the required experience or skills to perform sophisticated credit analysis. Moody's may lose key employees due to other factors, such as catastrophes, that could lead to disruption of business operations. Moody's ability to compete effectively will continue to depend, among other things, on its ability to attract new employees and to retain and motivate existing employees.

EXPOSURE TO LITIGATION RELATED TO MOODY'S RATING OPINIONS

Moody's faces litigation from time to time from parties claiming damages relating to ratings actions. In addition, as Moody's international business expands, these types of claims may increase because foreign jurisdictions may not have legal protections or liability standards comparable to those in the U.S. (such as protections for the expression of credit opinions as is provided by the First Amendment). These risks often may be difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time.

POTENTIAL EMERGENCE OF GOVERNMENT-SPONSORED CREDIT RATING AGENCIES

When governments adopt regulations that require debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings, the competitive balance among rating agencies and the level of demand for ratings may be positively or negatively affected. Government-mandated ratings criteria may also have the effect of displacing objective assessments of creditworthiness. In these circumstances, debt issuers may be less likely to base their choice of rating agencies on criteria such as independence and credibility, and more likely to base their choice on their assumption as to which credit rating agency might provide a higher rating, which may negatively affect the Company.

POTENTIAL FOR NEW U.S., FOREIGN, STATE AND LOCAL LEGISLATION AND REGULATIONS, INCLUDING THOSE RELATING TO NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATIONS

In the United States and other countries, the laws and regulations applicable to credit ratings and rating agencies continue to evolve and are presently subject to review by a number of legislative or regulatory bodies, including the SEC in the United States and the Committee of European Securities Regulators on behalf of the European Union. It is possible that such reviews could lead to greater oversight or regulation concerning the issuance of credit ratings or the activities of credit rating agencies. Such additional regulations could, potentially, increase the costs associated with the operation of a credit rating agency, alter the rating agencies' communications with the issuers as part of the rating assignment process, increase the legal risk associated with the issuance of credit ratings, change the regulatory framework to which credit rating agencies are subject and/or affect the competitive environment in which credit rating agencies operate. A description of certain of the more recent regulatory initiatives in the United States and other countries is described under the section entitled "Regulation" in Item 1. "Business", of the Company's 2006 annual report on Form 10-K filed with the SEC on March 1, 2007. At present, Moody's is unable to predict the regulatory changes that may result from ongoing reviews by the SEC or other regulatory bodies or the effect that any such changes may have on its business.

EXPOSURE TO INCREASED RISK FROM MULTINATIONAL OPERATIONS

Moody's maintains offices outside the U.S. and derives a significant portion of its revenue from sources outside the U.S. Operations in different countries expose Moody's to a number of legal, economic and regulatory risks such as:

- changes in legal and regulatory requirements affecting either Moody's operations or its customers' use of ratings
- possible nationalization, expropriation, price controls and other restrictive governmental actions
- restrictions on the ability to convert local currency into U.S. dollars
- currency fluctuations
- export and import restrictions, tariffs and other trade barriers
- difficulty in staffing and managing offices as a result of, among other things, distance, travel, cultural differences and intense competition for trained personnel
- longer payment cycles and problems in collecting receivables
- political and economic instability
- potentially adverse tax consequences

Any of these factors could have a material adverse effect on the business, financial condition and results of operations of the Company in the future.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of the Company to the performance of Standard & Poor's Stock 500 Index (the "S&P 500") and an index of performance peer group companies (the "Performance Peer Group").

The Company does not believe there are any publicly traded companies that represent strict peers. However, each of the companies in the Performance Peer Group offers business information products in one or more segments of its business. The Performance Peer Group consists of Dow Jones & Company, Inc., The McGraw-Hill Companies, Pearson PLC, Reuters Group PLC, Thomson Corporation and Wolters Kluwer nv.

The comparison assumes that $100.00 was invested in the Company's common stock (the "Common Stock") and in each of the foregoing indices on December 31, 2001. The comparison also assumes the reinvestment of dividends, if any. The total return for the Common Stock was 254% during the performance period as compared with a total return during the same period of 35% for the S&P 500 and 27% for the Performance Peer Group.

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE DECEMBER 31, 2001
MOODY'S CORPORATION, S&P COMPOSITE INDEX AND PEER GROUP INDEX


$400
350
300
250
200
150
100
50
0
DOLLARS
12.31.01
12.31.02
12.31.03
12.31.04
12.30.05
12.29.06
MOODY'S CORPORATION
PEER GROUP INDEX
S&P COMPOSITE INDEX

	Period Ending					
	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	**12/29/06**
Moody's Corporation	$100.00	$104.01	$153.07	$220.51	$313.63	**$354.23**
Peer Group Index	$100.00	$ 61.80	$ 81.57	$ 96.18	$100.97	**$127.43**
S&P Composite Index	$100.00	$ 77.90	$100.25	$111.15	$116.61	**$135.03**

The comparisons in the graph above are provided in response to disclosure requirements of the SEC and are not intended to forecast or be indicative of future performance of the Common Stock.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this Annual Report, including in the sections entitled "Outlook" and "Contingencies" under "Management's Discussion and Analysis of Financial Condition and Results of Operations", commencing on page 34 of this Annual Report, and elsewhere in the context of statements containing the words "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies. Stockholders and investors are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements and other information are made as of the date of the Company's annual report on Form 10-K for the year ended December 31, 2006, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to, changes in the volume of debt and other securities issued in domestic and/or global capital markets; changes in interest rates and other volatility in the financial markets; market perceptions of the utility and integrity of independent agency ratings; possible loss of market share through competition; introduction of competing products or technologies by other companies; pricing pressures from competitors and/or customers; the potential emergence of government-sponsored credit rating agencies; proposed U.S., foreign, state and local legislation and regulations; regulations to be adopted to implement the federal legislation recently adopted to require registration of Nationally Recognized Statistical Rating Organizations; possible judicial decisions in various jurisdictions regarding the status of and potential liabilities of rating agencies; the possible loss of key employees to investment or commercial banks or elsewhere and related compensation cost pressures; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those tax and legal contingencies that relate to Old D&B, its predecessors and their affiliated companies for which the Company has assumed portions of the financial responsibility; the outcome of other legal actions to which the Company, from time to time, may be named as a party; the ability of the Company to successfully integrate acquired businesses; a decline in the demand for credit risk management tools by financial institutions. These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail under "Risk Factors", elsewhere in this Annual Report and in filings made by the Company from time to time with the Securities and Exchange Commission or in materials incorporated herein or therein. Stockholders and investors are cautioned that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation ("Moody's" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission ("SEC") in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has undertaken an assessment of the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The COSO framework is based upon five integrated components of control: risk assessment, control activities, control environment, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2006.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.



Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer



Linda S. Huber
Executive Vice President and Chief Financial Officer

February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF MOODY'S CORPORATION:

We have completed integrated audits of Moody's Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Moody's Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for share-based payment, as of January 1, 2006, and the manner in which it accounts for defined benefit pension and other post-retirement plans, as of December 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
February 28, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in millions, except per share data)

Year Ended December 31,	**2006**	2005	2004
REVENUE	**$ 2,037.1**	$ 1,731.6	$ 1,438.3
EXPENSES			
Operating	**539.4**	452.9	375.4
Selling, general and administrative	**359.3**	303.9	242.4
Depreciation and amortization	**39.5**	35.2	34.1
Gain on sale of building	**(160.6)**	—	—
Total expenses	**777.6**	792.0	651.9
OPERATING INCOME	**1,259.5**	939.6	786.4
Interest income (expense), net	**3.0**	5.0	(16.2)
Other non-operating (expense) income, net	**(2.0)**	(9.9)	1.1
Non-operating income (expense), net	**1.0**	(4.9)	(15.1)
Income before provision for income taxes	**1,260.5**	934.7	771.3
Provision for income taxes	**506.6**	373.9	346.2
NET INCOME	**$ 753.9**	$ 560.8	$ 425.1
EARNINGS PER SHARE			
Basic	**$ 2.65**	$ 1.88	$ 1.43
Diluted	**$ 2.58**	$ 1.84	$ 1.40
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	**284.2**	297.7	297.0
Diluted	**291.9**	305.6	304.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(amounts in millions, except share and per share data)

December 31,	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 408.1	$ 486.0
Short-term investments	75.4	94.5
Accounts receivable, net of allowances of $14.5 in 2006 and $12.7 in 2005	475.4	421.8
Other current assets	43.0	49.5
Total current assets	1,001.9	1,051.8
Property and equipment, net	62.0	55.4
Prepaid pension costs	—	56.4
Goodwill	176.1	152.1
Intangible assets, net	65.7	70.8
Other assets	192.0	70.7
Total assets	$ 1,497.7	$ 1,457.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 339.7	$ 279.8
Deferred revenue	360.3	299.1
Total current liabilities	700.0	578.9
Non-current portion of deferred revenue	102.1	75.7
Notes payable	300.0	300.0
Other liabilities	228.2	193.2
Total liabilities	1,330.3	1,147.8
Commitments and contingencies (Notes 15 and 16)		
Shareholders' equity:		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $.01 per share; 1,000,000,000 shares authorized; 342,902,272 shares issued at December 31, 2006 and 2005	3.4	3.4
Capital surplus	345.7	240.9
Retained earnings	2,091.4	1,419.2
Treasury stock, at cost; 64,296,812 and 52,604,734 shares of common stock at December 31, 2006 and 2005, respectively	(2,264.7)	(1,353.2)
Accumulated other comprehensive loss	(8.4)	(0.9)
Total shareholders' equity	167.4	309.4
Total liabilities and shareholders' equity	$ 1,497.7	$ 1,457.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in millions)

Year Ended December 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 753.9	$ 560.8	$ 425.1
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	39.5	35.2	34.1
Stock-based compensation expense	77.1	54.8	27.8
Deferred income taxes	(27.2)	(20.2)	(9.6)
Excess tax benefits from exercise of stock options	(103.2)	70.2	55.9
Gain on sale of building	(160.6)	—	—
Other	1.2	2.2	1.6
Changes in assets and liabilities:			
Accounts receivable	(42.4)	(53.1)	(93.0)
Other current assets	8.9	1.0	(11.6)
Other assets and prepaid pension costs	(40.0)	(6.7)	23.4
Accounts payable and accrued liabilities	141.4	(16.0)	42.2
Deferred revenue	80.2	52.2	65.1
Other liabilities	23.7	27.5	(34.8)
Net cash provided by operating activities	752.5	707.9	526.2
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital additions	(31.1)	(31.3)	(21.3)
Purchases of marketable securities	(414.0)	(324.4)	(22.2)
Sales and maturities of marketable securities	436.5	235.5	15.7
Net proceeds from sale of building	163.9	—	—
Cash paid for acquisitions and investment in affiliates, net of cash acquired	(39.2)	(30.2)	(3.5)
Net cash provided by (used in) investing activities	116.1	(150.4)	(31.3)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of notes	—	(300.0)	—
Issuance of notes	—	300.0	—
Net proceeds from stock plans	105.3	89.1	105.0
Excess tax benefits from exercise of stock options	103.2	—	—
Cost of treasury shares repurchased	(1,093.6)	(691.7)	(221.3)
Payment of dividends	(79.5)	(60.3)	(44.7)
Payments under capital lease obligations	(0.6)	(1.3)	(1.3)
Debt issuance costs and related fees	—	(2.3)	—
Net cash used in financing activities	(965.2)	(666.5)	(162.3)
Effect of exchange rate changes on cash and cash equivalents	18.7	(11.1)	4.4
(Decrease) increase in cash and cash equivalents	(77.9)	(120.1)	337.0
Cash and cash equivalents, beginning of the period	486.0	606.1	269.1
Cash and cash equivalents, end of the period	$ 408.1	$ 486.0	$ 606.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(amounts in millions)

	Common Stock		Capital	Retained	Treasury Stock		Accumulated Other Comprehensive	Total Shareholders' Equity	Compre-hensive
	Shares	Amount	Surplus	Earnings	Shares	Amount	Income (Loss)	(Deficit)	Income
BALANCE AT DECEMBER 31, 2003	342.9	$3.4	$ 74.7	$ 558.9	(45.6)	$ (677.2)	$ 8.1	$ (32.1)	
Net income				425.1				425.1	$425.1
Dividends				(44.7)				(44.7)	
Proceeds from stock plans, including excess tax benefits			161.1					161.1	
Stock-based compensation			27.8					27.8	
Net treasury stock activity			(121.3)		0.5	(100.0)		(221.3)	
Currency translation adjustment							2.6	2.6	2.6
Additional minimum pension liability (net of tax of $0.7 million)							(1.0)	(1.0)	(1.0)
Comprehensive income									$426.7
BALANCE AT DECEMBER 31, 2004	342.9	3.4	142.3	939.3	(45.1)	(777.2)	9.7	317.5	
Net income				560.8				560.8	$560.8
Dividends				(80.9)				(80.9)	
Proceeds from stock plans, including excess tax benefits			159.3					159.3	
Stock-based compensation			55.0					55.0	
Net treasury stock activity			(115.7)		(7.5)	(576.0)		(691.7)	
Currency translation adjustment							(7.3)	(7.3)	(7.3)
Additional minimum pension liability (net of tax of $1.8 million)							(2.5)	(2.5)	(2.5)
Unrecognized derivative losses on cash flow hedges (net of tax of $0.5 million)							(0.8)	(0.8)	(0.8)
Comprehensive income									$550.2
BALANCE AT DECEMBER 31, 2005	342.9	3.4	240.9	1,419.2	(52.6)	(1,353.2)	(0.9)	309.4	
Net income				**753.9**				**753.9**	**$753.9**
Dividends				**(81.7)**				**(81.7)**	
Proceeds from stock plans, including excess tax benefits			**209.0**					**209.0**	
Stock-based compensation			**77.3**					**77.3**	
Net treasury stock activity			**(181.5)**		**(11.7)**	**(911.5)**		**(1,093.0)**	
Currency translation adjustment							**11.4**	**11.4**	**11.4**
Additional minimum pension liability (net of tax of $0.7 million)							**1.0**	**1.0**	**1.0**
Amounts eliminated related to additional minimum pension liability upon the adoption of SFAS No. 158 (net of tax of $1.8 million)							**2.5**	**2.5**	
Actuarial losses and prior service costs recognized upon the adoption of SFAS No. 158 (net of tax of $16.3 million)							**(22.5)**	**(22.5)**	
Unrecognized derivative losses on cash flow hedges							**0.1**	**0.1**	**0.1**
Comprehensive income									**$766.4**
BALANCE AT DECEMBER 31, 2006	**342.9**	**$3.4**	**$ 345.7**	**$2,091.4**	**(64.3)**	**$(2,264.7)**	**$ (8.4)**	**$ 167.4**	

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar and share amounts in millions, except per share data)

NOTE 1 :: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's Corporation ("Moody's" or the "Company") is a provider of (i) credit ratings, research and analysis covering fixed-income securities, other debt instruments and the entities that issue such instruments in the global capital markets, and credit training services and (ii) quantitative *credit risk assessment* products and services and credit processing software for banks, corporations and investors in credit-sensitive assets. Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV ("MKMV"). Moody's Investors Service publishes rating opinions on a broad range of credit obligors and credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit information, research and economic commentary, including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks. The Moody's KMV business develops and distributes quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a Distribution Agreement (the "2000 Distribution Agreement"), Tax Allocation Agreement, Employee Benefits Agreement, Shared Transaction Services Agreement, Insurance and Risk Management Services Agreement, Data Services Agreement and Transition Services Agreement.

In February 2005, Moody's Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of common stock for each share of the Company's common stock outstanding, subject to stockholder approval of a charter amendment to increase the Company's authorized common shares from 400 million shares to 1 billion shares. At the Company's Annual Meeting on April 26, 2005, Moody's stockholders approved the charter amendment. As a result, stockholders of record as of the close of business on May 4, 2005 received one additional share of common stock for each share of the Company's common stock held on that date (the "Stock Split"). Such additional shares were distributed on May 18, 2005. All prior period share, per share and equity award information have been restated to reflect the Stock Split.

NOTE 2 :: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are accounted for on an equity basis. Investments in companies for which the Company does not have the ability to exercise significant influence are carried on the cost basis of accounting.

The Company applies the guidelines set forth in Financial Accounting Standards Board ("FASB") Interpretation No. 46R "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R") in assessing its interests in variable interest entities to decide whether to consolidate that entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under FIN 46R.

CASH AND CASH EQUIVALENTS

Cash equivalents principally consist of investments in money market mutual funds and high-grade commercial paper with maturities of three months or less when purchased. Interest income on cash and cash equivalents and short-term investments was $18.2 million, $26.0 million and $6.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, typically three to ten years for computer equipment and office furniture and fixtures and equipment, and seven to forty years for buildings and building improvements. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred. Gains and losses on disposals of property and equipment are reflected in the consolidated statements of operations.

COMPUTER SOFTWARE

Costs for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". These costs primarily relate to the development of MKMV credit processing software and quantitative credit risk assessment products to be licensed to customers and generally consist of professional services provided by third parties and compensation costs of employees that develop the software. Amortization expense for all such software for the years ended December 31, 2006, 2005 and 2004 was $6.0 million, $8.0 million and $7.7 million, respectively.

The Company capitalizes costs related to software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third-party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives, generally three to five years. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

LONG-LIVED ASSETS, INCLUDING GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Finite-lived intangible assets and other long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate the assets may be impaired. If the estimated fair value is less than its carrying amount, a loss is recognized.

STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted, under the modified prospective application method, the fair value method of accounting for stock-based compensation under Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Previously, on January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation".

In 2006, the incremental compensation expense due to the adoption of SFAS No. 123R caused operating income and income before provision for income taxes to decrease by $5.8 million, net income to decrease by $3.5 million and had a $0.02 and $0.01 impact on basic and diluted earnings per share, respectively. In addition, prior to the adoption of SFAS No. 123R, excess tax benefits relating to stock-based compensation was presented in the consolidated statements of cash flows as an operating cash flow, along with other tax cash flows, in accordance with the provisions of Emerging Issues Task Force ("EITF") No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option" ("EITF 00-15"). SFAS No. 123R supersedes EITF 00-15, amends SFAS No. 95, "Statement of Cash Flows", and requires tax benefits relating to excess stock-based compensation deductions to be prospectively presented in the consolidated statements of cash flows as a financing cash flow. As a result of this change in presentation, $103.2 million of excess tax benefits from stock-based compensation was recorded as a cash flow from financing activities rather than a cash flow from operating activities for the year ended December 31, 2006.

In November 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). FSP 123R-3 provides for an alternative transition method for establishing the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123R. The Company has elected to adopt this alternative transition method in establishing the beginning APIC pool at January 1, 2006.

The consolidated statements of operations include pre-tax compensation expense of $77.1 million, $54.8 million and $27.8 million for the years ended December 31, 2006, 2005 and 2004, respectively; related to stock-based compensation plans. The total income tax benefit recognized in the income statement for stock-based compensation plans was $29.7 million, $21.4 million and $11.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. There was $0.2 million of compensation expense capitalized for both the years ended December 31, 2006 and 2005 related to stock-based compensation plans. There was no compensation expense related to stock-based compensation plans capitalized for the year ended December 31, 2004. The expense for the year ended December 31, 2005 includes approximately $9.1 million relating to the accelerated expensing of equity grants for employees who were at or near retirement eligibility as defined in the related Company stock plans. The 2005 and 2004 expense is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123 rather than being applied prospectively as of January 1, 2003. Had the Company determined stock-based compensation expense using the fair value method provisions of SFAS No. 123 since its original effective date, Moody's net income and earnings per share for 2005 and 2004 would have been reduced to the pro forma amounts shown below. The pro forma amounts for the year ended December 31, 2005 include the effect of the $9.1 million pre-tax charge discussed above.

Year Ended December 31,	2005	2004
NET INCOME:		
As reported	$560.8	$425.1
Add: Stock-based compensation expense included in reported net income, net of tax	33.3	16.8
Deduct: Stock-based compensation expense determined under the fair value method, net of tax	(38.6)	(28.2)
Pro forma net income	$555.5	$413.7
BASIC EARNINGS PER SHARE:		
As reported	$ 1.88	$ 1.43
Pro forma	$ 1.87	$ 1.39
DILUTED EARNINGS PER SHARE:		
As reported	$ 1.84	$ 1.40
Pro forma	$ 1.82	$ 1.36

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Based on the Company's risk management policy, from time to time the Company may use derivative financial instruments to reduce exposure to changes in foreign exchange and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company accounts for derivative financial instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"), as amended and interpreted, which requires that all derivative financial instruments be recorded on the balance sheet at their respective fair values. The changes in the value of derivatives that qualify as fair value hedges are recorded currently into earnings. Changes in the derivative's fair value that qualify as cash flow hedges are recorded as other comprehensive income or loss, to the extent the hedge is effective, and such amounts are reclassified to earnings in the same period or periods during which the hedged transaction affects income.

EMPLOYEE BENEFIT PLANS

Moody's maintains various noncontributory defined benefit pension plans, in which substantially all U.S. employees of the Company are eligible to participate, as well as other contributory and noncontributory retirement and post-retirement plans. The expenses, assets, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. Moody's major assumptions vary by plan and the Company determines these assumptions based on the Company's long-term actual experience and future outlook as well as consultation with outside actuaries and other advisors where deemed appropriate. If actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. See Note 10 for a full description of these plans and the accounting and funding policies.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition". As such, revenue is recognized when an arrangement exists, the services have been provided and accepted by the customer, fees are determinable and the collection of resulting receivables is considered probable.

Revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized over the period in which the monitoring is performed. In most areas of the ratings business, the Company charges issuers annual monitoring fees and amortizes such fees ratably over the related one-year period. In the case of commercial mortgage-backed securities, fees that are charged for future monitoring over the life of the related securities are amortized over such lives which range from five to 46 years as of December 31, 2006.

In areas where the Company does not separately charge monitoring fees, the Company defers portions of the rating fees that it estimates will be attributed to future monitoring activities and recognizes such fees ratably over the applicable estimated monitoring period. The portion of the revenue to be deferred is based upon a number of factors, including the estimated fair market value of the monitoring services charged for similar securities or issuers. The estimated monitoring period is determined based on factors such as the lives of the rated securities. Currently, the estimated monitoring periods range from one to ten years.

Revenue from sales of research products and from credit risk management subscription products is recognized ratably over the related subscription period, which is principally one year. Revenue from licenses of credit processing software is recognized at the time the product is shipped to customers, or at such other time as the Company's obligations are complete. Related software maintenance revenue is recognized ratably over the annual maintenance period.

Amounts billed or received in advance of providing the related products or services are classified in accounts payable and accrued liabilities in the consolidated financial statements and reflected in revenue when earned. In addition, the consolidated balance sheets reflect as current deferred revenue amounts that are expected to be recognized within one year of the balance sheet date, and as non-current deferred revenue amounts that are expected to be recognized over periods greater than one year. The majority of the balance in non-current deferred revenue relates to fees for future monitoring of commercial mortgage-backed securities.

ACCOUNTS RECEIVABLE ALLOWANCES

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of receivables are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to its revenue provisions and the accounts receivable allowance as considered appropriate.

OPERATING EXPENSES

Operating expenses are charged to income as incurred. These expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are charged to income as incurred. These expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales of products. They also include items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets.

FOREIGN CURRENCY TRANSLATION

For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these operations, currency translation adjustments are accumulated in a separate component of shareholders' equity. Transaction gains and losses are reflected in other non-operating income (expense), net. In 2006, net transaction gains and losses were immaterial. Transaction (losses) gains were ($8.2) million and $1.9 million in 2005 and 2004, respectively.

COMPREHENSIVE INCOME

Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts, net actuarial losses and net prior service costs related to pension and other post-retirement plans recorded in accordance with SFAS No. 158, as more fully discussed in Note 10 to the consolidated financial statements, changes in minimum pension liability and derivative instruments. Accumulated comprehensive (loss) income is comprised of currency translation adjustments of $14.8 million and $3.4 million in 2006 and 2005, respectively, net actuarial losses and net prior service costs related to the Company's pension and other post-retirement plans of ($22.5) million in 2006, additional minimum pension liabilities of ($3.5) million in 2005 and derivative instruments of ($0.7) million and ($0.8) million in 2006 and 2005, respectively. The required disclosures have been included in the consolidated statements of shareholders' equity.

INCOME TAXES

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, cash equivalents, trade receivables and payables, all of which are short-term in nature and, accordingly, approximate fair value. Additionally, the Company invests in short-term investments that are carried at fair value. The fair value of the Company's notes payable, which have a fixed rate of interest, is estimated using discounted cash flow analyses based on the prevailing interest rates available to the Company for borrowings with similar maturities. The carrying amount of the Company's notes payable was $300.0 million at December 31, 2006 and 2005. Their estimated fair value was $299.1 million and $306.3 million at December 31, 2006 and 2005, respectively.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents, short-term investments and trade receivables.

Cash equivalents consist of investments in high quality investment grade securities within and outside the United States. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of high-grade auction rate securities within the United States. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer. No customer accounted for 10% or more of accounts receivable at December 31, 2006 or 2005.

EARNINGS PER SHARE OF COMMON STOCK

In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

PENSION AND OTHER POST-RETIREMENT BENEFITS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize as an asset or liability in its statement of financial position the funded status of its defined benefit post-retirement plans and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Company adopted the provisions of SFAS No. 158 as of December 31, 2006 and the incremental effect of adoption was a decrease in other assets of $15.9 million, an increase in other liabilities of $18.6 million and a pre-tax increase in accumulated other comprehensive loss of $34.5 million ($20.0 million net of tax). See Note 10, "Pension and Other Post-Retirement Benefits" for further information.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, pension and other post-retirement benefits, stock-based compensation, and depreciation and amortization rates for property and equipment and computer software.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on recognition and derecognition of tax benefits resulting from a subsequent change of judgment, classification of liabilities, interest and penalties, accounting in interim periods and disclosure. In accordance with FIN No. 48, a company is required to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date.

In making this assessment, a company must assume that the taxing authority will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement with a taxing authority, without considering time values. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and accordingly, is required to be adopted by the Company on January 1, 2007. Upon adoption of FIN No. 48 on January 1, 2007, the Company expects a reduction of retained earnings of between $40 million and $45 million with no impact to the statement of operations and cash flows. This is based on a preliminary assessment and could change based on final analysis which will be completed by the end of the first quarter of 2007. After the initial adoption of FIN No. 48, the financial impacts to the statement of operations and cash flows is dependent upon the ultimate resolution of legacy tax matters and other tax matters with the taxing authorities. The Company is unable to predict the final resolution of these matters. See Note 16, "Contingencies" for further discussion of legacy tax matters.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which establishes a single authoritative definition of fair value whereby fair value is based on an exit price that would result from market participants' behavior, as well as sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted by other accounting standards except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 imposes no requirements for additional fair-value measures in financial statements and is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company as of January 1, 2008. The Company is currently assessing the impacts that the adoption of this standard will have on its consolidated financial position and results of operations.

NOTE 3 :: RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic shares outstanding to diluted shares outstanding:

Year Ended December 31,	**2006**	2005	2004
Basic	**284.2**	297.7	297.0
Dilutive effect of shares issuable under stock-based compensation plans	**7.7**	7.9	7.7
Diluted	**291.9**	305.6	304.7

Options to purchase 2.9 million, 3.1 million and 3.3 million common shares at December 31, 2006, 2005 and 2004, respectively, were outstanding but were not included in the computation of diluted weighted average shares outstanding because they were antidilutive.

The calculation of diluted earnings per share requires certain assumptions to be made related to the use of proceeds that would be received upon the exercise of stock options. These assumed proceeds include the excess tax benefit that would be received upon exercise of options outstanding as of December 31, 2006, 2005 and 2004. Assumed proceeds from excess tax benefits are based on the deferred tax assets recorded with consideration of "as if" deferred tax assets calculated under the provisions of SFAS No. 123R.

NOTE 4 :: SHORT-TERM INVESTMENTS

Short-term investments are securities with maturities greater than 90 days at the time of purchase that are available for operations in the next twelve months and primarily represent auction rate certificates. The short-term investments are classified as available-for-sale and therefore are carried at fair value. The remaining contractual maturities of the short-term investments were one month to 39 years and one month to 38 years as of December 31, 2006 and 2005, respectively. Unrealized holding gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable income taxes in the consolidated financial statements. During the year ended December 31, 2006, there were immaterial realized gains/losses from sales of available-for-sale securities. During the years ended December 31, 2005 and 2004 there were no realized gains or losses from sales of available-for-sale securities. As of December 31, 2006 and 2005, there were no unrealized gains or losses from available-for-sale securities.

NOTE 5 :: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On August 23, 2005, the Company entered into forward starting interest rate swap agreements ("Swaps") with a notional amount of $300 million. These cash flow hedges effectively mitigated the interest rate risk from August 23, 2005 to September 22, 2005, the pricing date of the Company's fixed rate ten-year $300 million Senior Unsecured Notes due 2015 (see Note 13). On September 22, 2005, the Company terminated all the Swaps resulting in a payment of $1.3 million. Under hedge accounting, this amount was deferred in other comprehensive loss and will be amortized as an adjustment to interest expense over the ten-year life of the Senior Unsecured Notes. At December 31, 2006 and 2005, the Company had no outstanding Swaps. As of December 31, 2006 and 2005, the Company has included in accumulated other comprehensive loss an unamortized Swap loss of $1.2 million ($0.7 million, net of tax) and $1.3 million ($0.8 million, net of tax), respectively, of which $0.1 million will be reclassified to interest expense in 2007.

In October 2006, the Company entered into two hedging transactions using purchased put options to protect against foreign currency exchange rate risks from forecasted revenue denominated in euros. The aggregate notional amount of the foreign currency option contracts outstanding at December 31, 2006 was $7.9 million and the fair value of these contracts, which was recorded in "other current assets" in the Company's consolidated balance sheets, was less than $0.1 million. The amount of unrecognized foreign exchange hedge losses recorded in other comprehensive loss as of December 31, 2006 and the amount of the hedges' ineffectiveness for 2006 recorded within revenue in the consolidated statements of operations were immaterial.

NOTE 6 :: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

December 31,	2006	2005
Land, building and building improvements	$ —	$ 25.8
Office and computer equipment	63.6	53.7
Office furniture and fixtures	28.8	25.4
Internal-use computer software	54.8	41.4
Leasehold improvements	30.9	44.0
Property and equipment, at cost	178.1	190.3
Less: accumulated depreciation and amortization	(116.1)	(134.9)
Property and equipment, net	$ 62.0	$ 55.4

The consolidated statements of operations reflect depreciation and amortization expense related to the above assets of $23.6 million, $20.4 million and $19.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

During the fourth quarter of 2006, the Company completed the sale of its corporate headquarters located at 99 Church Street, New York, New York and recorded a gain of $160.6 million.

NOTE 7 :: ACQUISITIONS

WALL STREET ANALYTICS, INC.

In December 2006, the Company acquired Wall Street Analytics, Inc., a developer of structured finance analytical models and monitoring software. The acquisition has broadened Moody's capabilities in the analysis and monitoring of complex structured debt securities while increasing the firm's analytical and product development staff dedicated to creating new software and analytic tools for the structured finance market. The purchase price was not material and the near term impact to operations and cash flows is not expected to be material.

CHINA CHENG XIN INTERNATIONAL CREDIT RATING CO. LTD.

In September 2006, the Company acquired a 49% share of China Cheng Xin International Credit Rating Co. Ltd. ("CCXI") from China Cheng Xin Credit Management Co. Ltd. ("CCXCM") and an entity affiliated with CCXCM. Terms of the acquisition agreement will permit the Company to increase its ownership in CCXI to a majority over time as permitted by Chinese authorities. The purchase price was not material and the near term impact to operations and cash flows is not expected to be material.

ECONOMY.COM

In November 2005, the Company acquired Economy.com, a leading independent provider of economic research and data services. The acquisition will deepen Moody's analytical capabilities to broader areas of economic and demographic research, expand the range of products and services offered to institutional customers and introduce new customers to Moody's. It will provide Economy.com with access to Moody's extensive client base, deep product marketing capabilities and other resources needed to expand its business. The purchase price was not material and the near term impact to operations and cash flows is not expected to be material.

NOTE 8 :: GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the activity in goodwill for the periods indicated:

	Year Ended December 31, 2006			Year Ended December 31, 2005		
	Moody's Investors Service	**Moody's KMV**	**Consolidated**	Moody's Investors Service	Moody's KMV	Consolidated
Beginning balance	**$28.0**	**$124.1**	**$152.1**	$ 7.6	$124.1	$131.7
Additions	**23.2**	**—**	**23.2**	20.3	—	20.3
Foreign currency translation adjustments	**0.8**	**—**	**0.8**	0.1	—	0.1
Ending balance	**$52.0**	**$124.1**	**$176.1**	$28.0	$124.1	$152.1

Intangible assets consisted of:

December 31,	2006	2005
Customer lists (11.2 year weighted average life)	$ 62.5	$ 60.2
Accumulated amortization	(26.8)	(21.2)
Net customer lists	35.7	39.0
MKMV trade secret (12.0 year weighted average life)	25.5	25.5
Accumulated amortization	(2.3)	(0.2)
Net trade secret	23.2	25.3
Other amortizable intangible assets (5.6 year weighted average life)	15.4	12.9
Accumulated amortization	(8.6)	(6.4)
Net other amortizable intangible assets	6.8	6.5
Total intangible assets, net	$ 65.7	$ 70.8

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was $9.9 million, $6.8 million and $6.9 million, respectively. In December 2005, the Company began amortizing the MKMV trade secret over 12 years.

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

Year Ending December 31,	
2007	$ 9.6
2008	8.4
2009	7.5
2010	7.5
2011	7.3
Thereafter	$25.4

NOTE 9 :: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of:

December 31,	2006	2005
Accounts payable	$ 8.8	$ 6.8
Accrued income taxes (see Note 12)	68.6	41.9
Accrued compensation and benefits	154.3	138.8
Accrued interest expense	3.7	3.7
Advance payments	10.9	10.3
Other	93.4	78.3
Total	$339.7	$279.8

Accrued compensation and benefits included accrued incentive compensation of approximately $104 million at December 31, 2006 and $92 million at December 31, 2005. Funding and related expense for Moody's incentive compensation plans are primarily based on year-to-year growth in operating income and, to a lesser extent, earnings per share, for Moody's senior management and annual results compared to budget for the Moody's Investors Service professional staff and for Moody's KMV.

NOTE 10 :: PENSION AND OTHER POST-RETIREMENT BENEFITS

Moody's maintains both funded and unfunded noncontributory defined benefit pension plans in which substantially all U.S. employees of the Company are eligible to participate. The plans provide defined benefits using a cash balance formula based on years of service and career average salary or final average pay for selected executives. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. The post-retirement healthcare plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. In November 2005, the Company increased its future share of the costs and as a result remeasured the healthcare plan as of the date of the plan amendment, the effects of which were not material to the results of operations.

Moody's funded and unfunded pension plans, the post-retirement healthcare plans and the post-retirement life insurance plans are collectively referred to herein as the "Post-Retirement Plans". Effective at the Distribution Date, Moody's assumed responsibility for pension and other post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 does not change how pensions and other post-retirement benefits are accounted for and reported in the income statement nor does it change the components of net periodic benefit expense. SFAS No. 158 does, however, require an employer to recognize as an asset or liability in its statement of financial position the overfunded or underfunded status, which is measured on a plan-by-plan basis as the difference between plan assets at fair value and the benefit obligation of a defined benefit post-retirement plan, and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. For a pension plan, the benefit obligation is the projected benefit obligation. For any other post-retirement benefit plan, such as a retiree healthcare plan, the benefit obligation is the accumulated post-retirement benefit obligation. The Company adopted the provisions of SFAS No. 158 as of December 31, 2006 and the incremental effect of adopting SFAS No. 158 was a decrease in other assets of $15.9 million, an increase in other liabilities of $18.6 million and a pre-tax increase in accumulated other comprehensive loss of $34.5 million ($20.0 million net of tax).

Following is a summary of net actuarial losses and net prior service costs recognized in accumulated other comprehensive income ("AOCI") as of December 31, 2006 that have not yet been recognized as components of net periodic benefit expense:

	Pension Plans	Other Post-Retirement Plans
Net actuarial losses (net of tax benefit of $13.7 million for pension plans and $0.3 million for other post-retirement plans)	$18.9	$0.4
Net prior service costs (net of tax benefit of $2.0 million for pension plans and $0.3 million for other post-retirement plans)	2.8	0.4
Net amount recognized in AOCI	$21.7	$0.8

The amounts recognized in AOCI will subsequently be recognized as components of net periodic benefit expense over future years pursuant to the recognition and amortization provisions of SFAS No. 87 and No. 106. The Company expects to recognize in 2007, as components of net periodic benefit expense, amortization of net actuarial losses of $2.2 million for its pension plans and amortization of prior service costs of $0.6 million ($0.4 million and $0.2 million for pension plans and other post-retirement plans, respectively).

In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The Act provides new government subsidies for companies that provide prescription drug benefits to retirees. In January 2005, the Centers for Medicare and Medicaid Services published final regulations implementing major provisions of the Act resulting in a $0.8 million reduction to the Company's accumulated other post-retirement benefit obligation. The adoption of FSP 106-2 and the final regulations reduced the Company's net periodic post-retirement expense by $0.2 million in 2005.

Following is a summary of changes in benefit obligations and fair value of plan assets for the Post-Retirement Plans for the years ended December 31, 2006 and 2005.

	Pension Plans		Other Post-Retirement Plans	
	2006	2005	**2006**	2005
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation, beginning of the period	**$(127.3)**	$ (109.8)	**$ (8.8)**	$ (7.4)
Service cost	**(11.1)**	(10.1)	**(0.8)**	(0.6)
Interest cost	**(7.0)**	(6.2)	**(0.4)**	(0.4)
Plan participants' contributions	**—**	—	**(0.1)**	(0.1)
Benefits paid*	**2.0**	7.6	**0.3**	0.3
Plan amendments	**(0.3)**	—	**—**	(0.6)
Impact of Medicare Part D	**—**	—	**—**	0.5
Actuarial gain (loss)	**1.6**	(3.6)	**—**	—
Assumption changes	**7.5**	(5.2)	**0.4**	(0.5)
Benefit obligation, end of the period	**$(134.6)**	$ (127.3)	**$ (9.4)**	$ (8.8)
CHANGE IN PLAN ASSETS				
Fair value of plan assets, beginning of the period	**$ 102.1**	$ 95.7	**$ —**	$ —
Actual return on plan assets	**15.8**	7.3	**—**	—
Benefits paid*	**(2.0)**	(7.6)	**(0.3)**	(0.3)
Employer contributions	**0.7**	6.7	**0.2**	0.2
Plan participants' contributions	**—**	—	**0.1**	0.1
Fair value of plan assets, end of the period	**$ 116.6**	$ 102.1	**$ —**	$ —
FUNDED STATUS OF THE PLANS	**$ (18.0)**	$ (25.2)	**$ (9.4)**	$ (8.8)
RECONCILIATION OF FUNDED STATUS TO TOTAL AMOUNT RECORDED ON BALANCE SHEET				
Funded status of the plans	**$ (18.0)**	$ (25.2)	**$ (9.4)**	$ (8.8)
Unrecognized actuarial loss	**—**	52.4	**—**	1.1
Unrecognized prior service cost	**—**	4.9	**—**	0.9
Net amount recognized	**$ (18.0)**	$ 32.1	**$ (9.4)**	$ (6.8)
AMOUNTS RECORDED ON THE CONSOLIDATED BALANCE SHEETS				
Prepaid pension cost	**$ —**	$ 56.4	**$ —**	$ —
Net post-retirement benefit asset	**36.0**	—	**—**	—
Pension and post-retirement benefits liability—current	**(1.0)**	—	**(0.4)**	—
Pension and post-retirement benefits liability—noncurrent	**(53.0)**	(35.4)	**(9.0)**	(6.8)
Intangible asset	**—**	5.1	**—**	—
Additional minimum pension liability	**—**	6.0	**—**	—
Net amount recognized	**$ (18.0)**	$ 32.1	**$ (9.4)**	$ (6.8)
ACCUMULATED BENEFIT OBLIGATION, END OF THE PERIOD	**$ 104.2**	$ 97.9	**$ —**	$ —

*Total benefits paid in 2005 included $6.3 million of lump sum cash settlement payments.

The pension plan amendment charge in 2006 relates to the impact of the Pension Protection Act of 2006 (the "PPA 2006") that required changes to the Company's pension plans as well as one additional participant admitted to the Supplemental Executive Benefit Plan. In August 2006, the PPA 2006 was enacted into law. At this time, the Company does not expect it to have any significant effect on the Company's current funding for its U.S. pension plans. The other post-retirement plans amendment charge in 2005 relates to the increase of the Company's future share of healthcare plan costs effective November 2005.

SFAS No. 158 requires employers with more than one post-retirement benefit plan to aggregate all overfunded plans and report one non-current net asset amount and to aggregate all unfunded plans and report one net liability amount, classified as either current or non-current based on timing of expected benefit payments. Additional minimum pension liability, intangible asset and prepaid pension cost previously required were no longer reported as of December 31, 2006. During 2005, the Company recorded charges to other comprehensive loss related to additional minimum pension liability adjustments totaling $4.3 million ($2.5 million net of tax) resulting in accumulated other comprehensive loss due to minimum pension liability adjustments of $6.0 million at December 31, 2005 ($3.5 million net of tax).

Net amounts recognized for the Post-Retirement Plans for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2006	2005	2004	**2006**	2005	2004
COMPONENTS OF NET PERIODIC EXPENSE						
Service cost	**$11.2**	$10.1	$ 8.3	**$0.8**	$0.6	$0.6
Interest cost	**7.0**	6.2	5.1	**0.5**	0.4	0.4
Expected return on plan assets	**(8.5)**	(8.2)	(8.0)	—	—	—
Amortization of net actuarial loss from earlier periods	**3.3**	2.6	1.4	—	—	—
Amortization of unrecognized prior service costs	**0.4**	0.5	0.2	**0.2**	0.1	0.1
Settlement loss	—	3.2	—	—	—	—
Net periodic expense	**$13.4**	$14.4	$ 7.0	**$1.5**	$1.1	$1.1

The settlement loss in 2005 relates to the election of a lump sum payment of pension benefits to settle an unfunded pension obligation.

The following information is for those pension plans with an accumulated benefit obligation in excess of plan assets:

December 31,	**2006**	2005
Projected benefit obligation	**$54.0**	$53.3
Accumulated benefit obligation	**$37.0**	$34.0
Fair value of plan assets	**$ —**	$ —

ADDITIONAL INFORMATION:

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Post-Retirement Plans	
	2006	2005	**2006**	2005
Discount rate	**5.90%**	5.60%	**5.80%**	5.45%
Rate of compensation increase	**4.00%**	4.00%	—	—
Cash balance accumulation/conversion rate	**4.75%**	4.75%	—	—

Weighted average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2006	2005	2004	**2006**	2005	2004
Discount rate	**5.60%**	5.90%	6.25%	**5.45%**	5.90%	6.25%
Expected return on plan assets	**8.35%**	8.35%	8.35%	—	—	—
Rate of compensation increase	**4.00%**	4.00%	3.91%	—	—	—
Cash balance accumulation/conversion rate	**4.75%**	5.00%	5.00%	—	—	—

For 2006, the Company continued to use an assumed return on assets of approximately 8.35% for Moody's funded pension plan, which was determined based on explicit long-term return assumptions for each major asset class within the plan portfolio. Moody's works with third-party consultants to determine assumptions for long-term rates of return for the asset classes that are included in the pension plan investment portfolio. These return assumptions reflect a long-term time horizon. They also reflect a combination of historical performance analysis and forward-looking views of the financial markets including consideration of inflation, current yields on long-term bonds and price-earnings ratios of the major stock market indices.

Assumed Healthcare Cost Trend Rates at December 31:

	2006		2005		2004	
	Pre-age 65	**Post-age 65**	Pre-age 65	Post-age 65	Pre-age 65	Post-age 65
Healthcare cost trend rate assumed for the following year	**9.0%**	**11.0%**	10.0%	12.0%	11.0%	13.0%
Ultimate rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	**2013**	**2013**	2013	2013	2013	2013

As the Company subsidies for retiree healthcare coverage are capped at the 2005 subsidy level, for the majority of the post-retirement health plan participants, retiree contributions are assumed to increase at the same rate as the healthcare cost trend rates. As such, a one percentage-point change in assumed healthcare cost trend rates would not have affected total service and interest cost and would have increased or decreased the post-retirement benefit obligation by $0.2 million.

Plan Assets

The assets of the funded pension plan were allocated among the following categories at December 31, 2006 and 2005:

Asset Category	Percentage of Plan Assets at December 31, 2006	2005
Equity securities	**77%**	75%
Debt securities	**13**	16
Real estate	**10**	9
Total	**100%**	100%

Moody's investment objective for the assets in the funded pension plan is to earn total returns that will minimize future contribution requirements over the long run within a prudent level of risk. The Company's current pension plan asset allocation targets are for approximately seventy percent of assets to be invested in equity securities, diversified across U.S. and non-U.S. stocks of small, medium and large capitalization, twenty percent in investment grade bonds and the remainder in real estate funds. The use of derivatives to leverage the portfolio or otherwise is not permitted. The Company's monitoring of the plan includes ongoing reviews of investment performance, annual liability measurements, periodic asset/liability studies and investment portfolio reviews. As of December 31, 2006, the equity investment has advanced to represent a percentage higher than its target allocation due to asset gains and the Company plans to rebalance the plan assets in 2007 to bring the portfolio back into balance with the original target asset allocation. Moody's other post-retirement plans are unfunded and therefore have no plan assets.

Cash Flows

The Company made payments of $0.9 million related to its unfunded pension plan obligations during the year ended December 31, 2006. The Company made payments of $6.7 million related to its unfunded pension plans during the year ended December 31, 2005, primarily related to a lump sum payment of pension benefits. Moody's made no contributions to its funded pension plans during the years ended December 31, 2006 and 2005. The Company made payments of $0.2 million to its other post-retirement plans during both the years ended December 31, 2006 and 2005. The Company presently anticipates making payments of $1.0 million to its unfunded pension plans and $0.4 million to its other post-retirement plans during 2007.

Estimated Future Benefits Payable

Estimated future benefits payments for the Post-Retirement Plans are as follows at December 31, 2006:

Year Ending December 31,	Pension Plans	Other Post-Retirement Plans*
2007	$ 3.0	$0.4
2008	3.4	0.6
2009	3.8	0.6
2010	4.6	0.6
2011	6.2	0.6
Next five years to December 31, 2016	$41.2	$3.9

*The estimated future benefits payable for the Post-Retirement Plans are reflected net of the expected Medicare Part D subsidy for which the subsidy is insignificant on an annual basis for all the years presented.

Profit Participation Plan

Moody's has a profit participation plan (the "Plan") covering substantially all U.S. employees. The Plan provides for an employee salary deferral contribution and Company contributions. Employees may contribute up to 16% of their pay, subject to the federal limit. Moody's contributes an amount equal to 50% of employee contributions, with Moody's contribution limited to 3% of the employee's pay. Moody's makes additional contributions to the Plan that are based on year-to-year growth in the Company's earnings per share. Expense associated with this plan was $15.5 million, $15.3 million and $15.0 million in 2006, 2005 and 2004, respectively.

International Plans

Certain of the Company's international operations provide pension benefits to their employees in the form of defined contribution plans. Company contributions are primarily determined as a percentage of employees' eligible compensation. Expense related to these plans for the years ended December 31, 2006, 2005 and 2004 was $3.9 million, $3.1 million and $3.4 million, respectively.

In addition, the Company also maintains an unfunded defined benefit pension plan for its German employees, which was closed to new entrants in 2002. The pension liability recorded related to this plan was $3.2 million, $2.6 million and $2.4 million based on the discount rate of 4.25%, 4.15% and 5.00% at December 31, 2006, 2005 and 2004, respectively. The pension liability recorded as of December 31, 2006 represents the unfunded status of this plan and the entire balance was recognized in the statement of financial position as a non-current liability. Expense related to this plan for the years ended December 31, 2006, 2005 and 2004 was approximately $0.3 million, $0.6 million and $0.4 million, respectively. These amounts are not included in the tables above. The incremental effect of adopting SFAS No. 158 and the amount of actuarial losses recognized in AOCI as of December 31 2006 were both immaterial.

NOTE 11 :: STOCK-BASED COMPENSATION PLANS

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted below. The expected dividend yield is derived from the annual dividend rate on the date of grant. The expected stock volatility is based on implied volatility from traded options as well as historical volatility. The risk-free interest rate is the rate in effect at the time of the grant based on U.S. government zero coupon bonds with maturities similar to the expected holding period. The expected holding period was determined by examining historical and projected post-vesting exercise behavior activity. The following weighted average assumptions were used for options granted during 2006, 2005 and 2004:

	2006	2005	2004
Expected dividend yield	**0.44%**	0.52%	0.46%
Expected stock volatility	**23%**	23%	30%
Risk-free interest rate	**4.59%**	4.07%	3.24%
Expected holding period	**6.0 yrs**	6.0 yrs	5.0 yrs

Prior to the 2000 Distribution, certain employees of Moody's received grants of Old D&B stock options under Old D&B's 1998 Key Employees' Stock Incentive Plan (the "1998 Plan"). At the Distribution Date, all unexercised Old D&B stock options held by Moody's employees were converted into separately exercisable options to acquire Moody's common stock and separately exercisable options to acquire New D&B common stock, such that each option had the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price, and the same vesting provisions, option periods and other terms and conditions applicable prior to the 2000 Distribution. Old D&B stock options held by employees and retirees of Old D&B were converted in the same manner. Immediately after the 2000 Distribution, the 1998 Plan was amended and adopted by the Company.

Under the 1998 Plan, 33,000,000 shares of the Company's common stock have been reserved for issuance. The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (the "2001 Plan"), which is shareholder approved, permits the granting of up to 25,600,000 shares, of which not more than 5,000,000 shares are available for grants of awards other than stock options. Both the 1998 Plan and the 2001 Plan ("Stock Plans") provide that options are exercisable not later than ten years from the grant date. The vesting period for awards under the Stock Plans is generally determined by the Board of Directors at the date of the grant and has been four years except for employees who are at or near retirement eligibility, as defined, for which vesting is between one and four years. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The Stock Plans also provide for the granting of restricted stock. Unlike the 1998 Plan, the 2001 Plan also provides that consultants to the Company or any of its affiliates are eligible to be granted options.

The Company maintains a stock plan for its Board of Directors, the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (the "Directors' Plan"), which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors' Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined by the Board of Directors at the date of the grant and is generally one year for options and three years for restricted stock. Under the Directors' Plan, 800,000 shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors' Plan.

A summary of option activity as of December 31, 2006 and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2005	23.7	$23.62		
Granted	**3.0**	**63.32**		
Exercised	**(5.8)**	**17.99**		
Forfeited or expired	**(0.8)**	**41.26**		
Outstanding, December 31, 2006	**20.1**	**$30.48**	**6.0 yrs**	**$777.1**
Vested and unvested expected to vest, December 31, 2006	**19.4**	**$29.77**	**6.0 yrs**	**$760.3**
Exercisable, December 31, 2006	**11.6**	**$20.44**	**4.7 yrs**	**$561.9**

The weighted average grant date fair value per option of Moody's options granted during the years ended December 31, 2006, 2005 and 2004 was $19.97, $12.62 and $10.00, respectively. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Moody's closing stock price on the last trading day of the year ended December 31, 2006 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of December 31, 2006. This amount changes based on the fair value of Moody's stock. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $269.6 million, $179.1 million and $151.2 million, respectively. As of December 31, 2006, there was $68.9 million of total unrecognized compensation expense related to options. The expense is expected to be recognized over a weighted average period of 1.2 years. Proceeds received from the exercise of stock options was $105.0 million, $86.2 million and $99.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. The tax benefit realized from stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $108.0 million, $72.1 million and $61.5 million, respectively.

At December 31, 2006, options outstanding of 18.9 million and 1.2 million were held by Moody's employees and retirees and New D&B employees and retirees, respectively.

A summary of the status of the Company's nonvested restricted stock as of December 31, 2006 and changes during the year then ended is presented below:

Nonvested Restricted Stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2005	1.3	$38.59
Granted	**0.9**	**63.31**
Vested	**(0.4)**	**37.76**
Forfeited	**(0.1)**	**50.03**
Balance, December 31, 2006	**1.7**	**$52.12**

The total fair value of shares vested during the years ended December 31, 2006 and 2005 was $27.8 million and $9.8 million, respectively. There were no shares vested in 2004 as this was the first year the Company granted restricted stock to its employees. As of December 31, 2006, there was $47.7 million of total unrecognized compensation expense related to nonvested restricted stock. The expense is expected to be recognized over a weighted average period of 1.1 years. The tax benefit realized from the vesting of restricted stock during the years ended December 31, 2006 and 2005 was $10.9 million and $3.9 million, respectively. There was no tax benefit realized from the vesting of restricted stock during the year ended December 31, 2004 as no shares vested during this period.

The Company has a policy of issuing treasury stock to satisfy shares issued under stock-based compensation plans. The Company currently expects to use a significant portion of its cash flow to continue its share repurchase program. The Company implemented a systematic share repurchase program in the third quarter of 2005 through a SEC Rule 10b5-1 program. Moody's may also purchase opportunistically when conditions warrant. On June 5, 2006, the Board of Directors authorized an additional $2 billion share repurchase program. The Company's intent is to return capital to shareholders in a way that serves their long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter.

In addition, the Company also sponsors the 1999 Moody's Corporation Employee Stock Purchase Plan ("ESPP"). Under the ESPP, 6,000,000 shares of common stock were reserved for issuance. The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at 85% of the average of the high and the low trading prices on the New York Stock Exchange on the last trading day of each month. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect at from one percent to ten percent of compensation, subject to the federal limit. This results in stock-based compensation expense for the difference between the purchase price and fair market value under SFAS No. 123R as well as under SFAS No. 123.

NOTE 12 :: INCOME TAXES

Components of the Company's income tax provision are as follows:

Year Ended December 31,	2006	2005	2004
CURRENT:			
Federal	**$362.2**	$234.6	$240.7
State and local	**105.0**	89.8	70.8
Non-U.S.	**66.6**	69.7	44.3
Total current	**533.8**	394.1	355.8
DEFERRED:			
Federal	**(20.1)**	(15.0)	(6.9)
State and local	**(5.8)**	(5.4)	(2.3)
Non-U.S.	**(1.3)**	0.2	(0.4)
Total deferred	**(27.2)**	(20.2)	(9.6)
Total provision for income taxes	**$506.6**	$373.9	$346.2

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

Year Ended December 31,	2006	2005	2004
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**5.1**	5.9	5.8
U.S. (benefit)/taxes on foreign income	**(0.5)**	0.3	0.3
Legacy tax items	**0.1**	(0.3)	4.3
Jobs Act repatriation benefit	**—**	(0.4)	—
Other	**0.5**	(0.5)	(0.5)
Effective tax rate	**40.2%**	40.0%	44.9%

Income taxes paid were $408.8 million, $355.6 million and $300.1 million in 2006, 2005 and 2004, respectively.

The components of deferred tax assets and liabilities are as follows:

December 31,	2006	2005
DEFERRED TAX ASSETS:		
Current:		
Accounts receivable allowances	**$ 5.2**	$ 4.8
Accrued compensation and benefits	**5.5**	4.9
Other	**2.6**	2.4
Total current	**13.3**	12.1
Non-current:		
Accumulated depreciation and amortization	**8.8**	8.3
Stock-based compensation	**46.6**	28.5
Benefit plans	**33.6**	16.6
State taxes	**2.0**	2.9
Other	**6.4**	9.6
Total non-current	**97.4**	65.9
Total deferred tax assets	**110.7**	78.0
DEFERRED TAX LIABILITIES:		
Current:		
Prepaid expenses	**(0.2)**	(1.8)
Total current	**(0.2)**	(1.8)
Non-current:		
Prepaid pension costs	**—**	(23.8)
Benefit plans	**(21.5)**	—
Intangible assets and capitalized software	**(10.7)**	(11.3)
Other	**—**	(0.7)
Total non-current	**(32.2)**	(35.8)
Total deferred tax liabilities	**(32.4)**	(37.6)
Net deferred tax asset	**$ 78.3**	$ 40.4

The current deferred tax assets, net of current deferred tax liabilities, as well as prepaid taxes of $3.5 million and $1.0 million for December 31, 2006 and 2005 are included in other current assets in the consolidated balance sheets. Non-current tax receivables of $39.8 million and $2.6 million for December 31, 2006 and 2005 are included in other assets. During the year ended December 31, 2006, Moody's deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential legacy tax deficiencies known as "Amortization Expense Deductions", as further discussed in Note 16 to the consolidated financial statements. The net effects of non-current deferred tax assets and non-current deferred tax liabilities are included in other assets at December 31, 2006 and 2005. For the year ended December 31, 2005, a valuation allowance of $0.7 million was established against capital loss carryovers. In 2006, this valuation allowance was released when capital gains permitted capital loss carryover utilization. No valuation allowances were established against any other deferred assets for December 31, 2006 and 2005, as management has determined, based on the Company's history of prior and current levels of operating earnings, that none should be provided.

At December 31, 2006, undistributed earnings of non-U.S. subsidiaries aggregated approximately $205 million. It is assumed that earnings from subsidiaries in France, Germany, Spain, Italy, Canada and Japan will be remitted to the U.S. on a regular basis. As such, incremental deferred U.S. taxes related to anticipated distributions have been provided in the consolidated financial statements. For the year ended December 31, 2005, Moody's recognized a benefit of $3.6 million related to the repatriation of foreign earnings under the American Jobs Creation Act of 2004. Deferred tax liabilities have not been recognized for approximately $77 million of undistributed foreign earnings that management intends to permanently reinvest outside the U.S. If all such undistributed earnings were remitted to the U.S., the amount of incremental U.S. federal and foreign income taxes payable, net of foreign tax credits, would be approximately $6 million.

NOTE 13 :: INDEBTEDNESS

On September 30, 2005, the Company entered into a Note Purchase Agreement and issued and sold through a private placement transaction $300 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes ("Notes"). The Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. The proceeds from the sale of the Notes were used to refinance $300 million aggregate principal amount of the Company's outstanding 7.61% Senior Notes ("Old Notes") which matured on September 30, 2005. In the event that Moody's pays all or part of the Notes in advance of their maturity (the "Prepaid Principal"), such prepayment will be subject to a penalty calculated based on the excess, if any, of the discounted value of the remaining scheduled payments, as defined in the agreement, over the Prepaid Principal. Interest paid under the Notes and Old Notes was $14.9 million for the year ended December 31, 2006 and $22.8 million for each of the years ended December 31, 2005 and 2004. Total interest expense was $15.2 million, $21.0 million and $23.0 million, respectively for the years ended December 31, 2006, 2005 and 2004.

On September 1, 2004, Moody's entered into a five-year senior, unsecured bank revolving credit facility (the "Facility") in an aggregate principal amount of $160 million that expires in September 2009. This Facility replaced the $80 million five-year facility that was scheduled to expire in September 2005 and the $80 million 364-day facility that expired in September 2004. Interest on borrowings under the Facility is payable at rates that are based on the London InterBank Offered Rate plus a premium that can range from 17 basis points to 47.5 basis points depending on the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization ("Earnings Coverage Ratio"), as defined in the related agreement. At December 31, 2006, such premium was 17 basis points. The Company also pays quarterly facility fees regardless of borrowing activity under the Facility. The quarterly fees can range from 8 basis points of the Facility amount to 15 basis points, depending on the Company's Earnings Coverage Ratio, and were 8 basis points at December 31, 2006. Under the Facility, the Company also pays a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding under the Facility exceeds 50% of the Facility.

No interest was paid under the Company's facilities for the years ended December 31, 2006 and 2005 as no borrowings were outstanding during those years.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements. The Facility also contains financial covenants that, among other things, require the Company to maintain an Interest Coverage Ratio, as defined in the agreement, of not less than 3 to 1 for any period of four consecutive fiscal quarters, and an Earnings Coverage Ratio, as defined in the agreement, of not more than 4 to 1 at the end of any fiscal quarter. At December 31, 2006, the Company was in compliance with such covenants. Upon the occurrence of certain financial or economic events, significant corporate events or certain other events constituting an event of default under the Agreements, all loans outstanding under the Agreements (including accrued interest and fees payable thereunder) may be declared immediately due and payable and all commitments under the Agreements may be terminated. In addition, certain other events of default under the Agreements would automatically result in amounts outstanding becoming immediately due and payable and all commitments being terminated.

In October 2006, Moody's amended its Facility by increasing the limit on sale proceeds resulting from a sale-leaseback transaction of its corporate headquarters building at 99 Church Street from $150 million to $250 million. Additionally, the restriction on liens to secure indebtedness related to the sale of 99 Church Street was also increased from $150 million to $250 million. The Company also increased the expansion feature of the credit facility from $80 million to $340 million, subject to obtaining commitments for the incremental capacity at the time of draw down from the existing lenders. This increase gives the Company potential borrowing capacity under the Facility of $500 million.

NOTE 14 :: CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 1,020,000,000 shares with a par value of $0.01, of which 1,000,000,000 are shares of common stock, 10,000,000 are shares of preferred stock and 10,000,000 are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board of Directors.

In February 2005, Moody's Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of common stock for each share of the Company's common stock outstanding, subject to stockholder approval of a charter amendment to increase the Company's authorized common shares from 400 million shares to 1 billion shares. At the Company's Annual Meeting on April 26, 2005, Moody's stockholders approved the charter amendment. As a result, stockholders of record as of the close of business on May 4, 2005 received one additional share of common stock for each share of the Company's common stock held on that date. Such additional shares were distributed on May 18, 2005. All prior period share and per share information has been restated to reflect the Stock Split.

RIGHTS AGREEMENT

The Company has a Rights Agreement designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. Under the Rights Agreement, each share of common stock has a right that trades with the stock until the right becomes exercisable. Pursuant to the provisions of the Rights Agreement, after giving effect to the Stock Split, the number of rights associated with each share of common stock shall be adjusted so that each share of common stock will have associated with it one-half of a right. Each right entitles the registered holder to purchase 1/1000 of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $100 per 1/1000 of a share, subject to adjustment. The rights will generally not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of, 15% or more of the outstanding common stock at such time.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise and payment, shares of stock having a market value equal to two times the exercise price in the form of the Company's common stock or, where appropriate, the Acquiring Person's common stock. The rights are not currently exercisable, as no shareholder is currently an Acquiring Person. The Company may redeem the rights, which expire in June 2008, for $0.01 per right, under certain circumstances, including for a Board-approved acquirer either before the acquirer becomes an Acquiring Person or during the window period after the triggering event as specified in the Rights Agreement.

SHARE REPURCHASE PROGRAM

On June 5, 2006, the Board of Directors authorized a $2 billion share repurchase program. There is no established expiration date for this authorization. During August 2006, the Company had completed its previous $1 billion share repurchase program, which had been authorized by the Board of Directors in October 2005. During November 2005, the Company completed its previous $600 million program, which had been authorized by the Board of Directors in May 2004.

During 2006, Moody's repurchased 18.0 million shares at an aggregate cost of $1,093.6 million and issued 6.5 million shares of stock under employee stock-based compensation plans. Since becoming a public company in October 2000 and through December 31, 2006, Moody's has repurchased 84.4 million shares at a total cost of $2.9 billion, including 38.6 million shares to offset issuances under employee stock-based compensation plans.

DIVIDENDS

During 2006, the Company paid a quarterly dividend of $0.07 per share in each of the quarters of Moody's common stock, resulting in dividends paid per share of $0.28 during the year. During 2005, the Company paid a quarterly dividend of $0.0375 in the first quarter and $0.055 in each of the three subsequent quarters, per share of Moody's common stock, resulting in dividends paid per share of $0.2025 during the year. During 2004, the Company paid quarterly dividends of $0.0375 per share of Moody's common stock resulting in total dividends paid per share of $0.15.

On December 12, 2006, the Board of Directors of the Company approved the declaration of a quarterly dividend of $0.08 per share of Moody's common stock, payable on March 10, 2007 to shareholders of record at the close of business on February 20, 2007. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board of Directors.

NOTE 15 :: LEASE COMMITMENTS

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next 21 years. Moody's also leases certain computer and other equipment under operating and capital leases that expire over the next five years. Rent expense under operating leases for the years ended *December 31*, 2006, 2005 and 2004 was $27.9 million, $21.5 million and $15.1 million, respectively. The Company has approximately $2.0 million of computer equipment subject to capital lease obligations. Accumulated amortization at December 31, 2006 includes $1.1 million related to capital lease obligations.

The approximate minimum rent for leases that have remaining or original noncancelable lease terms in excess of one year at December 31, 2006 is as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2007	$ 0.5	$ 34.5
2008	0.4	41.5
2009	0.1	38.9
2010	—	33.2
2011	—	29.0
Thereafter	—	462.4
Total minimum lease payments	1.0	$639.5
Less: amount representing interest	(0.1)	
Present value of net minimum lease payments under capital leases	$ 0.9	

During the fourth quarter of 2006, the Company completed the sale of its corporate headquarters located at 99 Church Street, New York, New York. As part of the sales agreement, the Company will lease back the building until the relocation to its new global headquarters at 7 World Trade Center, New York, New York ("7 WTC"), is completed in mid- to late 2007. The Company entered into an operating lease agreement for 7 WTC (the "Lease") commencing on October 20, 2006 for 589,945 square feet of office space which will serve as Moody's new corporate headquarters. The Lease has an initial term of approximately 21 years with renewal options of 20 years. The total base rent of the lease is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation.

NOTE 16 :: CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings, other than routine litigation incidental to Moody's business, material proceedings known to be contemplated by governmental authorities and other pending matters that it may determine to be appropriate. For those matters where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation will not have a material adverse effect on Moody's financial position, results of operations or cash flows, subject to the contingencies described below.

LEGACY CONTINGENCIES

Moody's has exposure to certain potential liabilities assumed in connection with the 2000 Distribution. These contingencies are referred to by Moody's as "Legacy Contingencies". The principal Legacy Contingencies presently outstanding relate to tax matters.

To understand the Company's exposure to the potential liabilities described below, it is important to understand the relationship between Moody's and New D&B, and the relationship among New D&B and its predecessors and other parties who, through various corporate reorganizations and related contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, The Dun & Bradstreet Corporation through a spin-off separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant"). In June 1998, The Dun & Bradstreet Corporation through a spin-off separated into two separate public companies: The Dun & Bradstreet Corporation and R.H. Donnelley Corporation. During 1998, Cognizant through a spin-off separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, Old D&B through a spin-off separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Legacy Tax Matters

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities.

Pursuant to a series of agreements, as between themselves, IMS Health and NMR are jointly and severally liable to pay one-half, and New D&B and Moody's are jointly and severally liable to pay the other half, of any payments for taxes, penalties and accrued interest resulting from unfavorable Internal Revenue Service ("IRS") rulings on certain tax matters as described in such agreements (excluding the matter described below as "Amortization Expense Deductions" for which New D&B and Moody's are solely responsible) and certain other potential tax liabilities, also as described in such agreements.

In connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have, between themselves, agreed to be financially responsible for any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

Without limiting the generality of the foregoing, three specific tax matters are discussed below.

Royalty Expense Deductions This matter related to the IRS's stated intention to disallow certain royalty expense deductions claimed by Old D&B on its tax returns for the years 1993 through 1996 as well as the IRS's intention to reallocate to Old D&B income and expense items that had been reported in a certain partnership tax return for 1996. These matters were settled with the IRS in a closing agreement executed in the third quarter of 2005 and accordingly, the Company reduced its reserve for this matter by $11.5 million. However, IMS Health and NMR disagreed with New D&B's calculation of each party's share of the liability. New D&B may commence arbitration proceedings against IMS Health and NMR to collect the $7.3 million that New D&B and Moody's each were obligated to pay to the IRS on their behalf. Based upon the current understanding of the positions that New D&B and IMS Health may take, the Company believes it is likely that New D&B will prevail, but Moody's cannot predict with certainty the outcome.

In the second quarter of 2006, Moody's paid approximately $9 million for the state income tax liability connected with the terms of the October 2005 settlement with the IRS and reversed the remaining reserve of $1.5 million.

Additionally, the IRS reasserted its position that certain tax refund claims made by Old D&B related to 1993 and 1994 may be offset by tax liabilities relating to the above mentioned partnership formed in 1993. In the fourth quarter of 2005, New D&B filed a protest with the IRS Appeals Office concerning the IRS's denial of the tax refunds. In the third quarter of 2006, the IRS Appeals Office rejected New D&B's protest. New D&B is determining whether to file suit for the refund. Moody's share is estimated at approximately $9 million.

Amortization Expense Deductions In April 2004, New D&B received Examination Reports (the "April Examination Reports") from the IRS with respect to a partnership transaction entered into in 1997 which resulted in amortization expense deductions on the tax returns of Old D&B since 1997. These deductions could continue through 2012. In the April Examination Reports, the IRS stated its intention to disallow the amortization expense deductions related to this partnership that were claimed by Old D&B on its 1997 and 1998 tax returns. The IRS also stated its intention to disallow certain royalty expense deductions claimed by Old D&B on its 1997 and 1998 tax returns with respect to the partnership transaction. In addition, the IRS stated its intention to disregard the partnership structure and to reallocate to Old D&B certain partnership income and expense items that had been reported in the partnership tax returns for 1997 and 1998. New D&B disagrees with these positions taken by the IRS. IRS audits of Old D&B's or New D&B's tax returns for years subsequent to 1998 have resulted in the issuance of similar Examination Reports for the 1999 through 2002 tax years. Similar Examination Reports could result for tax years subsequent to 2002.

Should any such payments be made by New D&B related to either the April Examination Reports or any potential Examination Reports for future years, including years subsequent to the separation of Moody's from New D&B, then pursuant to the terms of the *2000 Distribution* Agreement, Moody's would have to pay to New D&B its share. In addition, should New D&B discontinue claiming the amortization expense deductions on future tax returns, Moody's would be required, pursuant to the terms of the 2000 Distribution Agreement, to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits. New D&B had paid the discounted value of 50% of the future tax benefits from this transaction in cash to Moody's at the Distribution Date. Moody's estimates that the Company's potential exposures (including penalties and interest, and net of tax benefits) could be up to $120 million relating to the disallowance of amortization expense deductions and could increase by approximately $6 million to $10 million per year, depending on actions that the IRS may take and on whether New D&B continues claiming the amortization expense deductions on its tax returns. Additionally, there are potential exposures that could be up to $164 million relating to the reallocation of the partnership income and expense to Old D&B. Moody's also could be obligated for future interest payments on its share of such liability.

New D&B is currently in discussion with the IRS on these issues. On March 3, 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies up to or equal to that amount with respect to the 1997 through 2002 tax years.

Moody's believes that the IRS's proposed assessments of tax against Old D&B and the proposed reallocations of partnership income and expense to Old D&B are inconsistent with each other. Accordingly, while it is possible that the IRS could ultimately prevail in whole or in part on one of such positions, Moody's believes that it is unlikely that the IRS will prevail on both.

Utilization of Capital Losses In December 2004, New D&B executed a formal settlement agreement for all outstanding issues related to the matter concerning utilization of certain capital losses generated by Old D&B during 1989 and 1990. New D&B received two assessments on this matter during the first quarter of 2005. The third and final assessment was received in April 2006 of which Moody's paid $0.3 million. The amounts paid by Moody's for the first two assessments included its share of approximately $4 million that Moody's and New D&B believe should have been paid by IMS Health and NMR, but were not paid by them due to their disagreement with various aspects of New D&B's calculation of their respective shares of the payments. New D&B was unable to resolve this dispute with IMS Health and NMR, and has commenced arbitration proceedings against them. Moody's believes that New D&B should prevail in its position, but the Company cannot predict with certainty the outcome. In the first quarter of 2005, Moody's had increased its liabilities by $2.7 million due to this disagreement.

Summary of Moody's Exposure to Legacy Tax Related Matters The Company considers from time to time the range and probability of potential outcomes related to its legacy tax matters and establishes liabilities that it believes are appropriate in light of the relevant facts and circumstances. In doing so, Moody's makes estimates and judgments as to future events and conditions and evaluates its estimates and judgments on an ongoing basis.

For the years ended December 31, 2006, 2005 and 2004, the Company recorded $2.4 million and $8.8 million net reversals of reserves and increased reserves by $30.0 million, respectively. The Company also has recorded $3.5 million, $5.8 million and $3.4 million of net interest expense related to its legacy tax matters in the years ended December 31, 2006, 2005 and 2004, respectively. Moody's total recorded net legacy tax related liabilities as of December 31, 2006 were $93 million and are classified as long term.

It is possible that the legacy tax matters could be resolved in amounts that are greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows. In matters where Moody's believes the IRS has taken inconsistent positions, Moody's may be obligated initially to pay its share of related duplicative assessments. However, Moody's believes that ultimately it is unlikely that the IRS would retain such duplicative payments.

NOTE 17 :: SEGMENT INFORMATION

Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV. The Company reports segment *information in accordance* with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

Moody's Investors Service consists of four rating groups—structured finance, corporate finance, financial *institutions and sovereign risk*, and public finance—that generate revenue principally from the assignment of credit ratings on issuers and issues of fixed-income obligations in the debt markets, and research, which primarily generates revenue from the sale of investor-oriented credit research, principally produced by the rating groups and economic commentary. Public finance represents U.S. public finance. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are such expenses allocated between the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the Moody's KMV segment.

The Moody's KMV business develops and distributes quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets. Assets used solely by Moody's KMV are separately disclosed within that segment. All other Company assets, including corporate assets, are reported as part of Moody's Investors Service. Revenue by geographic area is generally based on the location of the customer. Inter-segment sales are insignificant and no single customer accounted for 10% or more of total revenue.

Below is financial information by segment, Moody's Investors Service revenue by business unit and consolidated revenue and long-lived asset information by geographic area, for the years ended and as of December 31, 2006, 2005 and 2004. Certain prior year amounts have been reclassified to conform to the current presentation.

Financial Information by Segment

	Year Ended December 31, 2006		
	Moody's Investors Service	**Moody's KMV**	**Consolidated**
Revenue	**$1,894.3**	**$142.8**	**$2,037.1**
Operating expenses	**789.1**	**109.6**	**898.7**
Gain on sale of building	**(160.6)**	**—**	**(160.6)**
Depreciation and amortization	**22.9**	**16.6**	**39.5**
Operating income	**1,242.9**	**16.6**	**1,259.5**
Non-operating income, net			**1.0**
Income before provision for income taxes			**1,260.5**
Provision for income taxes			**506.6**
Net income			**$ 753.9**
Total assets at December 31	**$1,255.8**	**$241.9**	**$1,497.7**

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	Moody's Investors Service	Moody's KMV	Consolidated	Moody's Investors Service	Moody's KMV	Consolidated
Revenue	$1,600.3	$131.3	$1,731.6	$1,317.5	$120.8	$1,438.3
Operating expenses	645.4	111.4	756.8	518.0	99.8	617.8
Depreciation and amortization	18.6	16.6	35.2	17.3	16.8	34.1
Operating income	936.3	3.3	939.6	782.2	4.2	786.4
Non-operating expense, net			(4.9)			(15.1)
Income before provision for income taxes			934.7			771.3
Provision for income taxes			373.9			346.2
Net income			$ 560.8			$ 425.1
Total assets at December 31	$1,204.5	$252.7	$1,457.2	$1,123.5	$265.8	$1,389.3

Moody's Investors Service Revenue by Business Unit

Year Ended December 31,	**2006**	2005	2004
RATINGS REVENUE:			
Structured finance	**$ 886.7**	$ 715.4	$ 553.1
Corporate finance	**396.2**	323.2	299.6
Financial institutions and sovereign risk	**266.8**	254.6	208.9
Public finance	**85.9**	91.8	82.2
Total ratings revenue	**1,635.6**	1,385.0	1,143.8
Research revenue	**258.7**	215.3	173.7
Total Moody's Investors Service	**$1,894.3**	$ 1,600.3	$ 1,317.5

Revenue and Long-Lived Asset Information by Geographic Area

	2006	2005	2004
REVENUE:			
United States	**$ 1,277.8**	$ 1,085.4	$ 911.2
International	**759.3**	646.2	527.1
Total	**$ 2,037.1**	$ 1,731.6	$ 1,438.3
LONG-LIVED ASSETS:			
United States	**$ 283.6**	$ 267.3	$ 245.2
International	**22.0**	18.9	18.7
Total	**$ 305.6**	$ 286.2	$ 263.9

Revenue in Europe was $524.8 million, $437.2 million and $360.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 18 :: VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized. Below is a summary of activity for each of the three years ended December 31, 2006, 2005 and 2004, respectively:

	Balance at Beginning of the Year	Additions Charged to Revenue	Write-offs and Adjustments	Balance at End of the Year
2006	**$(12.7)**	**(34.9)**	**33.1**	**$(14.5)**
2005	$(14.6)	(24.4)	26.3	$(12.7)
2004	$(15.9)	(18.1)	19.4	$(14.6)

NOTE 19 :: RELATED PARTY TRANSACTIONS

Moody's Corporation made grants of $6.0 million, $6.0 million and $7.0 million to The Moody's Foundation (the "Foundation") in 2006, 2005 and 2004, respectively. The Foundation carries out philanthropic activities on behalf of Moody's Corporation primarily in the areas of education and health and human services. Certain members of senior management of Moody's Corporation are on the Board of Directors of the Foundation.

NOTE 20 :: QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2006:				
Revenue	**$440.2**	**$511.4**	**$495.5**	**$590.0**
Operating income	**$238.3**	**$289.1**	**$268.8**	**$463.3**
Net income	**$146.2**	**$172.1**	**$157.0**	**$278.6**
Basic earnings per share	**$ 0.50**	**$ 0.60**	**$ 0.56**	**$ 1.00**
Diluted earnings per share	**$ 0.49**	**$ 0.59**	**$ 0.55**	**$ 0.97**
2005:				
Revenue	$390.5	$446.8	$421.1	$473.2
Operating income	$212.5	$252.8	$231.9	$242.4
Net income	$118.7	$145.4	$146.6	$150.1
Basic earnings per share	$ 0.40	$ 0.48	$ 0.49	$ 0.51
Diluted earnings per share	$ 0.39	$ 0.47	$ 0.48	$ 0.50

Basic and diluted earnings per share are computed for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Therefore, the sum of basic and diluted earnings per share for each of the four quarters may not equal the full year basic and diluted earnings per share.

The quarterly financial data for the three months ended December 31, 2006 includes a pre-tax gain of $160.6 million relating to the sale of the Company's corporate headquarters building.

SELECTED FINANCIAL DATA

(amounts in millions, except per share data)

The Company's selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Moody's Corporation consolidated financial statements and notes thereto.

Year Ended December 31,	**2006**	2005	2004	2003	2002[1]
RESULTS OF OPERATIONS					
Revenue	**$ 2,037.1**	$1,731.6	$1,438.3	$1,246.6	$1,023.3
Expenses, excluding gain on sale of building	**938.2**	792.0	651.9	583.5	485.2
Gain on sale of building[2]	**(160.6)**	—	—	—	—
Operating income	**1,259.5**	939.6	786.4	663.1	538.1
Non-operating income (expense), net[3]	**1.0**	(4.9)	(15.1)	(6.7)	(20.7)
Income before provision for income taxes	**1,260.5**	934.7	771.3	656.4	517.4
Provision for income taxes	**506.6**	373.9	346.2	292.5	228.5
Net income	**$ 753.9**	$ 560.8	$ 425.1	$ 363.9	$ 288.9
EARNINGS PER SHARE[4]					
Basic	**$ 2.65**	$ 1.88	$ 1.43	$ 1.22	$ 0.94
Diluted	**$ 2.58**	$ 1.84	$ 1.40	$ 1.19	$ 0.92
WEIGHTED AVERAGE SHARES OUTSTANDING[4]					
Basic	**284.2**	297.7	297.0	297.8	307.8
Diluted	**291.9**	305.6	304.7	304.6	315.0
DIVIDENDS DECLARED PER SHARE	**$ 0.29**	$ 0.24	$ 0.15	$ 0.11	$ 0.09

December 31,	**2006**	2005	2004	2003	2002
BALANCE SHEET DATA					
Total assets	**$ 1,497.7**	$1,457.2	$1,389.3	$ 959.9	$ 633.7
Long-term debt[5]	**$ 300.0**	$ 300.0	$ —	$ 300.0	$ 300.0
Shareholders' equity (deficit)	**$ 167.4**	$ 309.4	$ 317.5	$ (32.1)	$ (327.0)

(1) The 2002 results of operations include revenue of $42.1 million, expenses of $42.8 million and an operating loss of $0.7 million related to KMV, which was acquired in April 2002.

(2) During the fourth quarter of 2006, the Company completed the sale of its corporate headquarters located at 99 Church Street, New York, New York. The sale resulted in a gain of $160.6 million.

(3) The 2003 amount includes a gain of $13.6 million on an insurance recovery related to the September 11th tragedy.

(4) Prior period earnings per share and weighted average shares outstanding have been adjusted to reflect the May 2005 2-for-1 stock split.

(5) At December 31, 2004, the notes payable scheduled to mature in September 2005 were classified as a current liability.

MOODY'S CORPORATION

DIRECTORS

Raymond W. McDaniel, Jr.[3]
Chairman and Chief Executive Officer
Moody's Corporation

Basil L. Anderson[1,2]
Retired Vice Chairman
Staples, Inc.

Robert R. Glauber[1,2]
Retired Chairman and
Chief Executive Officer
NASD

Ewald Kist[1,2,3†]
Retired Chairman
ING Groep N.V. (ING Group)

Senator Connie Mack[1,2]
Senior Policy Advisor
King & Spalding LLP

Henry A. McKinnell, Jr., Ph.D.*[1,2†]
Retired Chairman and
Chief Executive Officer
Pfizer Inc.

Nancy S. Newcomb[1,2]
Retired Senior Corporate Officer,
Risk Management
Citigroup Inc.

John K. Wulff[1†,2]
Non-Executive Chairman
Hercules Incorporated

Board Committees
1 Audit
2 Governance and Compensation
3 International Business Development
*Lead Independent Director
†Chairman

Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing to them c/o the Corporate Secretary, Moody's Corporation, 99 Church Street, New York, NY 10007.

EXECUTIVE OFFICERS

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Executive Vice Presidents

Jeanne M. Dering
Global Regulatory Affairs
and Compliance

Linda S. Huber
Chief Financial Officer

Senior Vice Presidents

John J. Goggins
General Counsel

Andrew J. Kriegler
Chief Human Resources Officer

Joseph (Jay) McCabe
Corporate Controller

Perry Rotella
Chief Information Officer

Vice Presidents

Philip Braverman
Global Tax

Carlton Charles
Treasurer

Jeffrey R. Hare
Corporate Planning

Frances G. Laserson
Corporate Communications

Lisa S. Westlake
Investor Relations

Corporate Secretary

Jane B. Clark

Corporate Information

Corporate Office

99 Church Street
New York, NY 10007
Telephone: 212-553-0300
www.moodys.com

Transfer Agent, Registrar

The Bank of New York
Investor Services Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Telephone: 866-225-9470
Within the U.S.

Telephone: 212-815-3700
Outside the U.S.

Hearing Impaired: 800-936-4237

Online Shareholder
Account Information:
Website: https://www.stockbny.com
Email: shareowners@bankofny.com

Independent Accountants

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Form 10-K and Other Reports: Corporate Governance

The Form 10-K, along with other Moody's SEC filings and corporate governance documents are available, without charge, on http://ir.moodys.com.

The Company has filed its annual report on Form 10-K with the Securities and Exchange Commission. **A copy of the Form 10-K is available, without charge, upon request to the Investor Relations Department at the Corporate Office above.**

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed the Chief Executive Officer and Chief Financial Officer certifications, as exhibits to the most recently filed Form 10-K, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 required to be filed with the SEC.

Common Stock Information

The Company's common stock (symbol MCO) is listed on the New York Stock Exchange.

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Moody's Corporation, 99 Church Street, New York, NY 10007

END